Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ROSALIA CAPITAL LLC

MANDAN ACQUISITION CORP.

AND

MOD-PAC CORP.

DATED AS OF APRIL 11, 2013

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TABLE OF EXHIBITS

Exhibit A	Family Shareholders

Exhibit B	Form of Voting Agreement

Exhibit C	Form of Limited Guarantee

Exhibit D	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit E	Form of By-laws of the Surviving Corporation

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INDEX OF DEFINED TERMS

Affiliate	54	Excluded Shares	55
Agreement	1	Expenses	56
Ancillary Agreements	54	Family Corp	1
Associate	55	Family Shareholders	1
Bankruptcy and Equity Exception	13	Family Stock	1
Board of Directors	1	FCPA	17
Book-Entry Shares	3	Fee Property	19
Business	55	Financing Group	53
Business Combination Transaction	42	GAAP	14
Business Day	55	Governmental Approvals	14
Capitalization Date	11	Governmental Entity	14
Certificate	3	Grant Date	11
Change in the Company Recommendation	5	Guarantor	1
Class B Stock	1	Harter Secrest	56
Closing	2	Hazardous Substances	56
Closing Date	2	Indebtedness	56
Code	9	Indemnified Person	36
Common Stock	1	Insurance Policies	26
Company	1	Intellectual Property	56
Company Benefit Plan	20	Intervening Event	42
Company Board Recommendation	5	IRS	57
Company Contracts	25	Knowledge	57
Company Disclosure Letter	10	Law	57
Company Financial Statements	55	Laws	57
Company Intellectual Property	23	Leased Property	19
Company Related Parties	48	Liens	57
Company Shareholder Approval	27	Limited Guarantee	2
Company Shareholders Meeting	5	Material Adverse Effect	57
Company Stock	1	Merger	2
Consents	55	Merger Certificate	2
Constituent Documents	55	Merger Consideration	3
Contribution Agreement	1	Merger Sub	1
Customers	18	Minority Approval	27
Debt Commitment Letter	30	NASDAQ	58
Debt Financing	30	NYBCL	58
Debt Financing Sources	30	Order	58
Dissenting Shares	7	Parent	1
Effective Time	2	Parent Material Adverse Effect	29
Environmental Law	55	Parent-Related Parties	48
Environmental Permit	55	Parties	1
ERISA	55	Paying Agent	7
ERISA Affiliate	55	Paying Agent Agreement	7
ESPP	4	Payment Fund	7
Exchange Act	55	Permits	17

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Permitted Lien	58	Special Committee	1
Person	58	Stock Option	4
Principal Shareholder Option	4	Subsidiary	59
Principal Shareholders	1	Superior Alternative	43
Proceeding	34	Superior Proposal	43
Proxy Statement	5	Suppliers	18
Public Shareholders	1	Surviving Corporation	2
Real Property	19	Takeover Proposal	42
Real Property Leases	19	Tax	59
Related Person	58	Tax Return	59
Release	58	Taxes	59
Representatives	58	Taxing Authority	59
Rollover Agreement	1	Termination Date	59
Sarbanes-Oxley Act	16	Third Party	59
Schedule 13E-3	5	Trade Secrets	59
SEC	59	Transfer Tax	60
SEC Clearance	6	Transmittal Documents	8
SEC Reports	14	Voting Agreement	2
Securities Act	12	WARN Act	23
Senior Officer	59	Western Reserve	28
Software	59

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of April 11, 2013, is entered into by and among Rosalia Capital LLC, a Delaware limited liability company ("Parent"), Mandan Acquisition Corp., a New York corporation and wholly owned subsidiary of Parent ("Merger Sub"), and MOD-PAC CORP., a New York corporation (the "Company" and, together with Parent and Merger Sub, the "Parties").  Certain capitalized terms used in this Agreement are used as defined in  Section 8.11.

RECITALS

WHEREAS, as of the date hereof, the Persons listed on Exhibit A (the "Family Shareholders") own in the aggregate 515,262 shares of Common Stock, par value $0.01 per share, of the Company ("Common Stock") and 291,882 shares of Class B Stock, par value $0.01 per share, of the Company (the "Class B Stock", and together with the Common Stock, the "Company Stock");

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) the Family Shareholders, including Daniel G. Keane (the "Guarantor") and Kevin T. Keane (together with the Guarantor, the "Principal Shareholders"), are entering into a rollover agreement with LeCaron Enterprises Corp., a Delaware corporation ("Family Corp"), dated as of the date of this Agreement (the "Rollover Agreement"), providing for the contribution immediately prior to the Effective Time of all of the shares of Common Stock then owned by the Family Shareholders (including the shares of Common Stock into which the Class B Stock of the Family Shareholders shall have been converted) (the "Family Stock") to Family Corp, and (ii) Family Corp is entering into a contribution agreement (the "Contribution Agreement") with its wholly owned subsidiary Parent (which directly owns all of the capital stock of Merger Sub), dated as of the date of this Agreement, providing for the contribution immediately prior to the Effective Time of all of the shares of Family Stock to Parent;

WHEREAS, the Board of Directors of the Company (the "Board of Directors") (other than the Principal Shareholders, who abstained and recused themselves from all discussions relating to the Merger), based on the unanimous recommendation of a special transaction committee thereof consisting solely of disinterested directors of the Company (the "Special Committee"), has determined that a business combination with Parent, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and the holders of Company Stock other than the Family Shareholders and any Affiliate or Associate of the Family Shareholders (such holders, the "Public Shareholders");

WHEREAS, the Board of Directors (other than the Principal Shareholders, who abstained and recused themselves from all discussions relating to the Merger), based on the unanimous recommendation of the Special Committee, has (a) approved and adopted this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, and (b) recommended approval and adoption of this Agreement by the shareholders of the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Family Shareholders, Family Corp and Parent are entering into a voting agreement with the Company, substantially in the form of Exhibit B (the "Voting Agreement"), pursuant to which, among other things, the Family Shareholders, Family Corp and Parent agree to vote the Family Stock in favor of the adoption of this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Guarantor is executing a limited guarantee in favor of the Company, substantially in the form of Exhibit C (the "Limited Guarantee").

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NYBCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger"). The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

Section 1.02   Closing.   The closing of the transactions contemplated by Section 1.01 (the "Closing") shall take place on a date to be specified by Parent after all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) (the "Closing Date"), unless this Agreement has been theretofore terminated pursuant to its terms or unless another date is agreed to in writing by Parent and the Company. If Parent fails to specify such closing date after all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), the Closing Date shall be the Termination Date, unless this Agreement has been theretofore terminated pursuant to its terms. The Closing shall occur at the offices of Hodgson Russ LLP at the Guaranty Building, 140 Pearl Street, Suite 100, Buffalo, NY 14202, or otherwise, if agreed by the parties, by facsimile or e-mail transmission of the Ancillary Agreements, with exchange of original signatures by mail as soon as reasonably possible thereafter. At the Closing, the Company and Parent shall file a certificate of merger executed in accordance with, and in such form as is required by, the NYBCL (the "Merger Certificate") with the Department of State of the State of New York in respect of the Merger, and the Merger shall become effective upon such filing or at such later time as is agreed to by the Company and Parent and specified in the Merger Certificate (the time at which the Merger becomes effective is herein referred to as the "Effective Time").

Section 1.03   Effects of the Merger.   The Merger shall have the effects set forth in this Agreement and the NYBCL (including Section 906 thereof).

Section 1.04    Certificate of Incorporation and By-laws.   The certificate of incorporation and the by-laws of the Company shall be amended in the Merger to read in their entirety in the form of Exhibit D (in the case of the certificate of incorporation) and Exhibit E (in the case of the by-laws), and, as so amended, shall be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter amended in accordance with their respective terms and the NYBCL.

Section 1.05   Directors.  The directors of Merger Sub immediately prior to the Effective Time shall from and after the Effective Time be the initial directors of the Surviving Corporation, each to hold office, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation, until their respective successors shall be duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or until their earlier death, resignation or removal, or as otherwise provided by Law.

Section 1.06   Officers.   The officers of the Company immediately prior to the Effective Time shall from and after the Effective Time be the initial officers of the Surviving Corporation, subject to the applicable provisions of the by-laws of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by Law.

Section 1.07   Conversion of Shares.   At the Effective Time, by virtue of the Merger and without any action on the part of the Parties hereto or any holder of Company Stock, each share of Company Stock issued and outstanding immediately prior to the Merger (other than Excluded Shares and any Dissenting Shares) shall be converted into the right to receive $8.40 in cash, without interest (the "Merger Consideration"). At the Effective Time, all shares of Company Stock (other than Excluded Shares and any Dissenting Shares) shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (x) a certificate that immediately prior to the Effective Time represented such share of Company Stock (a "Certificate") and (y) uncertificated shares represented by book-entry that immediately prior to the Effective Time represented such shares of Company Stock ("Book-Entry Shares") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration for each share of Company Stock represented by such Certificate or Book-Entry Share, to be paid in consideration therefor, without interest, upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02(b). At the Effective Time, all Excluded Shares shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (i) a Certificate that immediately prior to the Effective Time represented such shares, and (ii) Book-Entry Shares that immediately prior to the Effective Time represented such shares, shall cease to have any rights with respect thereto and no consideration shall be delivered in exchange therefor. At the Effective Time, each share of common stock of Merger Sub shall be converted into one share of newly issued common stock of the Surviving Corporation.

Section 1.08   Stock Options.   The provisions of this Section 1.08 shall be applicable to each Stock Option except each Stock Option held by the Principal Shareholders (which are subject to Section 1.09).

(a)            Stock Options.  Prior to the Effective Time, the Company shall take all actions necessary to provide, effective as of the Effective Time, that all outstanding options to purchase shares of Company Stock (each being, a "Stock Option") outstanding at the Effective Time (whether or not then exercisable) shall be cancelled (and to the extent formerly so exercisable shall no longer be exercisable) and shall entitle each holder thereof, in cancellation and settlement therefor, to receive a payment, if any, in cash from the Company (less any applicable withholding taxes), promptly following the Effective Time, equal to (i) the amount, if any, by which the Merger Consideration exceeds the exercise price per share with respect to such Stock Options, multiplied by (ii) the total number of shares of Company Stock then issuable upon the exercise of such Stock Options (whether or not then vested or exercisable).

(b)            Employee Stock Purchase Plan. The Company shall take all actions necessary so that the Company's Employee Stock Purchase Plan (the "ESPP") shall be terminated, effective as of the Effective Time, and that all amounts contributed to the ESPP during the active offering period under the ESPP as of immediately prior to the Effective Time, increased by interest pursuant to the terms of the ESPP, shall be returned to the participants in the ESPP, subject to applicable withholding taxes.

(c)            Required Action.  At or prior to the Effective Time, the Company, the Board of Directors and the compensation committee of the Board of Directors, as applicable, shall adopt any and all resolutions and take any and all other actions which are reasonably necessary to effectuate the provisions of Section 1.08(a) and Section 1.08(b).  The Company shall take all commercially reasonable actions to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver any payments (other than as set forth in this Section 1.08 or Section 1.09 below), any shares of Company Stock or other capital stock of the Company or Parent to any Person pursuant to or in settlement of Stock Options.

Section 1.09           Stock Options Held by Principal Shareholders.

(a)            Stock Options.  The Company shall take all actions necessary to provide, effective as of the Effective Time, that all Stock Options held by the Principal Shareholders that are outstanding at the Effective Time (whether or not then exercisable) (each such Stock Option being, a "Principal Shareholder Option") remain outstanding following the Effective Time; provided that the number of Shares subject to each such Principal Shareholder Option and the exercise price per Share of each such Principal Shareholder Option shall be equitably adjusted to reflect the Merger.

(b)           Required Action.  At or prior to the Effective Time, the Company, the Board of Directors and the compensation committee of the Board of Directors, as applicable, shall adopt any and all resolutions and take any and all actions which are necessary to effectuate the provisions of Section 1.09(a).

Section 1.10           Shareholders Meeting; Proxy Materials and Other SEC Filings.

(a)           The Company, acting through or under direction of the Board of Directors, upon the recommendation of the Special Committee, shall (i) duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders on a date as soon as reasonably practicable after SEC Clearance of the Proxy Statement by the SEC (the "Company Shareholders Meeting"), for the purpose of obtaining the Company Shareholder Approval and Minority Approval with respect to the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, and (ii) use reasonable best efforts to solicit the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the Company Shareholder Approval and Minority Approval; provided that, in the event of a Change in the Company Recommendation pursuant to Section 5.08(c) or Section 5.08(d), notwithstanding clause (ii) of this Section 1.10(a), the Company may disclose the fact of such Change in the Company Recommendation in any solicitation made by the Company to its shareholders.  The Board of Directors shall recommend approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the shareholders of the Company as set forth in Section 3.21 (the "Company Board Recommendation"), and shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent or any of its Affiliates, such Company Board Recommendation or take any action or make any statement in connection with the Company Shareholders Meeting inconsistent with such Company Board Recommendation, including approving or recommending or proposing to approve or recommend a Takeover Proposal with respect to the Company or failing to recommend the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger (collectively, a "Change in the Company Recommendation"); provided, however, that the Board of Directors or the Special Committee may make a Change in the Company Recommendation pursuant to and in accordance with Section 5.08(c) or Section 5.08(d) hereof.

(b)           As promptly as practicable following the date of this Agreement, the Company, in cooperation with and subject to the approval of the Special Committee, shall prepare and file with the SEC a proxy statement on Schedule 14A relating to the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the Company's shareholders (as amended or supplemented, the "Proxy Statement"), and the Company and Parent shall prepare and file with the SEC a Schedule 13E-3 (as amended or supplemented, the "Schedule 13E-3").  As promptly as practicable following the date of this Agreement, Parent shall request from the Family Shareholders and Family Corp any information about such Persons that is required to be included in the Proxy Statement or the Schedule 13E-3.  Each of the Company and Parent shall use its reasonable best efforts to cause the Proxy Statement and Schedule 13E-3 to be filed with the SEC not later than the date that is 10 Business Days after the date hereof.  The Company shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, other than with respect to statements made based on information supplied in writing by a Party other than the Company or its Subsidiaries specifically for inclusion therein.  Each of the Company and Parent shall use its reasonable best efforts to ensure that none of the information it supplies in writing specifically for inclusion in the Proxy Statement or Schedule 13E-3 contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  The Parties shall cooperate with each other in connection with the preparation of the foregoing documents and the SEC's review of such documents.  The Company shall use its reasonable best efforts to have the Proxy Statement, and the Company and Parent shall use their reasonable best efforts to have the Schedule 13E-3 cleared by the SEC as promptly as practicable.

(c)           The Company shall cause the Proxy Statement to be mailed to the Company's shareholders as promptly as practicable, but in no event more than five (5) Business Days, after the Proxy Statement is cleared by the SEC or the expiration of the review period therefor if there is or has been no review by the SEC ("SEC Clearance").  The Company shall retain a proxy solicitor on terms reasonably acceptable to Parent in connection with the solicitation of the Company Shareholder Approval and Minority Approval.

(d)           The Company shall promptly notify Parent in writing of the receipt of any oral or written comments from the SEC relating to the Proxy Statement or the Schedule 13E-3.  Parent shall promptly notify the Company in writing of the receipt of any oral or written comments by Parent from the SEC relating to the Schedule 13E-3.  The Company shall cooperate with Parent with respect to, and provide Parent with a reasonable opportunity to review and comment on, drafts of the Proxy Statement (including each amendment or supplement thereto), and the Parties shall cooperate with respect to, and provide each other with a reasonable opportunity to review and comment on, the draft Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by, and replies to comments of, the SEC, prior to filing such with or sending such to the SEC, and the Parties shall provide each other with copies of all such filings made and correspondence with the SEC.

(e)            If at any time prior to the Effective Time, any information should be discovered by any Party that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3, as the case may be, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify in writing the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the appropriate Party with the SEC and disseminated by the Company to the shareholders of the Company.

(f)            Parent and Merger Sub shall promptly as reasonably practicable provide in writing any information reasonably requested by any other Party with respect to Parent, Merger Sub or their respective Affiliates or Associates as may be deemed relevant by such Party for use in the Proxy Statement or for the purposes of complying with Schedule 13E-3 filing requirements and assisting such Party in fulfilling its related obligations under this Section 1.10.

Section 1.11           Further Assurances.  After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of any Party, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of any Party, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

DISSENTING SHARES; PAYMENT FOR SHARES

Section 2.01           Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Class B Stock outstanding immediately prior to the Effective Time and which are held by a shareholder (i) who shall have neither voted for adoption of this Agreement and the Merger nor consented thereto in writing and (ii) who shall be entitled to and shall have demanded properly in writing appraisal for such shares in accordance with Section 910 of the NYBCL ("Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration at the Effective Time unless and until the holder of such shares of Class B Stock fails to perfect, withdraws or otherwise loses such holder's right to appraisal.  If a holder of Dissenting Shares shall withdraw (in accordance with Section 910 of the NYBCL) the demand for such appraisal or shall become ineligible for such appraisal or if a court of competent jurisdiction shall make a final, non-appealable determination that such holder is not entitled to the relief provided by Section 910 of the NYBCL with respect to such Dissenting Shares, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder's Dissenting Shares shall cease to be Dissenting Shares and shall be converted or deemed to have been converted, as the case may be, into the right to receive the Merger Consideration in the manner provided in Section 1.07.  The Company shall give Parent (i) prompt notice of any written demands for appraisal, withdrawals (or attempted withdrawals) of demands for appraisal and any other instruments served pursuant to Section 910 of the NYBCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.02           Payment Fund.

(a)           Payment Fund.  Prior to the Effective Time, Parent and the Company shall enter into an agreement (the "Paying Agent Agreement") with a bank or trust company selected by Parent and reasonably satisfactory to the Company to act as paying agent hereunder for the purpose of exchanging Certificates and Book-Entry Shares for the Merger Consideration (the "Paying Agent").  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, in trust for the benefit of holders of shares of Company Stock (other than Excluded Shares and any Dissenting Shares), an amount of cash representing the aggregate Merger Consideration payable pursuant to Section 1.07.  Any cash deposited with the Paying Agent shall hereinafter be referred to as the "Payment Fund."

(b)           Payment Procedures.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of shares of Company Stock (other than Excluded Shares) (i) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration pursuant to Section 1.07.  Upon surrender of such a Certificate or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions (collectively, the "Transmittal Documents"), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Stock formerly represented by such Certificate or Book-Entry Share, without any interest thereon, less any required withholding of taxes, and the Certificate or Book-Entry Share so surrendered shall thereupon be canceled.  In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid in accordance with this Article II to the transferee of such shares if the Certificate evidencing such shares is presented to the Paying Agent and is properly endorsed or otherwise in proper form for transfer.  In such event, the signature on the Certificate or any related stock power must be properly guaranteed and the Person requesting payment of the Merger Consideration must either pay any Transfer Tax or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate so surrendered or establish to the Surviving Corporation that such Tax has been paid or is not applicable.  The Merger Consideration will be delivered by the Paying Agent as promptly as practicable following surrender of such a Certificate and the related Transmittal Documents.  Cash payments may be made by check unless otherwise required by a depositary institution in connection with Book-Entry Shares.  No interest will be payable on any Merger Consideration.  Until surrendered in accordance with this Section 2.02, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Merger Consideration for each share of Company Stock (other than Excluded Shares and any Dissenting Shares) formerly represented by such Certificate or Book-Entry Share.  The Payment Fund shall not be used for any purpose other than as set forth in this Article II.  Any interest, dividends or other income earned on the investment of cash held in the Payment Fund shall be for the account of the Surviving Corporation.  The Merger Consideration delivered upon surrender of the Certificates and the Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares represented by such Certificates or Book-Entry Shares.

(c)           Termination of Payment Fund.  Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to the Public Shareholders on the first anniversary of the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation.  Any Public Shareholders who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as a general creditor thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates or Book-Entry Shares held by such holders, as determined pursuant to this Agreement, without any interest thereon.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity (as defined below) shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d)           No Liability.  None of the Company, the Surviving Corporation, Parent or the Paying Agent shall be liable to any Person for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)           Investment of the Payment Fund.  The Paying Agent shall invest any cash included in the Payment Fund, in accordance with the Paying Agent Agreement, as directed by Parent on a daily basis in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody's Investors Service, Inc. or Standard and Poor's Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion; provided that any gain or loss thereon shall not affect the amounts payable to the shareholders of the Company pursuant to Article I or this Article II and the Surviving Corporation shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.02(e).  Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation.

(f)            Withholding Rights.  Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate shall execute an affidavit of that fact upon request.  The holder of any such lost, stolen or destroyed Certificate shall also deliver a reasonable indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to such Certificate alleged to have been lost, stolen or destroyed.  The affidavit and any indemnity which may be required hereunder shall be delivered to the Paying Agent (or, after the first anniversary of the Effective Time, the Surviving Corporation), which shall be responsible for making payment for such lost, stolen or destroyed Certificates pursuant to the terms hereof.

Section 2.03           Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares representing shares of Company Stock shall cease to have any rights with respect to such shares, except as provided in this Agreement or by applicable Law.  Any Certificate or Book-Entry Share presented to the Paying Agent or the Surviving Corporation for any reason at or after the Effective Time shall be canceled and, in the case of any Certificates or Book-Entry Shares representing Company Stock (other than Excluded Shares and any Dissenting Shares), exchanged for the Merger Consideration pursuant to the terms of this Article II.

Section 2.04           Adjustments to Prevent Dilution.  In the event that prior to the Effective Time, solely as a result of a reclassification, combination, stock split (including a reverse stock split), stock dividend or stock distribution which in any such event is made on a pro rata basis to all holders of Company Stock, there is a change in the number of shares of Company Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible or exchangeable or exercisable for shares of Company Stock, then the Merger Consideration shall be equitably adjusted to eliminate the effects of such event.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (x) disclosed in the SEC Reports (as defined below) filed with or furnished to the SEC on or after January 1, 2010 through the date that is two (2) Business Days prior to the date of this Agreement (excluding disclosure contained in the "risk factors" section or constituting "forward-looking statements," in each case, to the extent such disclosure is cautionary, predictive or speculative in nature) or (y) disclosed to Parent and Merger Sub in a letter (the "Company Disclosure Letter") delivered to them by the Company prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article III to which the information in such letter relates, provided, that any disclosure set forth in any section of the Company Disclosure Letter shall be deemed set forth for purposes of any other section to which such disclosure is relevant, to the extent that it is reasonably apparent that such disclosure is relevant to such other section), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01           Corporate Organization.  The Company and each of its Subsidiaries is a corporation, partnership or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.  The Company and each of its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such variances from the matters set forth in this sentence as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Section 3.01 of the Company Disclosure Letter sets forth the name of each Person that is not a Subsidiary of the Company but in which the Company holds an equity interest, and in each case its capitalization, ownership and state of jurisdiction of its organization.

Section 3.02           Capitalization.

(a)           As of the date of this Agreement, the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, and 5,000,000 shares of Class B Stock.  As of the close of business on April 3, 2013 (the "Capitalization Date"), (i) 2,753,826 shares of Common Stock were issued and outstanding, (ii) 998,809 shares of Common Stock were held in treasury by the Company, (iii) 562,770 shares of Class B Stock were issued and outstanding, and (iv) no shares of Class B Stock were held in treasury by the Company.  All issued and outstanding equity securities of the Company are duly authorized, validly issued, fully paid and nonassessable.

(b)           Section 3.02(b) of the Company Disclosure Letter contains a schedule, as of the Capitalization Date, setting forth (as applicable) the number of, exercise or reference price, vesting date (or dates) and expiration date (or delivery date) of each outstanding equity award in respect of Company Stock.  With respect to each Stock Option, (i) each grant of a Stock Option was duly authorized by all necessary corporate action, including, as applicable, approval by the Board of Directors, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the shareholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the date on which such Stock Option was granted (the "Grant Date"), (ii) each such grant was made in accordance with the terms of the applicable plan pursuant to which the grant was effectuated, the Exchange Act and all other applicable Laws, including the rules of NASDAQ, (iii) the per share exercise price of each Stock Option was not less than the fair market value of a share of the applicable Company Stock on the applicable Grant Date, (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in accordance with the Exchange Act and all other applicable Laws, and (v) no modifications have been made to any such grants after the Grant Date.

(c)           There are no preemptive or similar rights on the part of any holder of any class of securities of the Company or any of its Subsidiaries.  Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter submitted to shareholders or a separate class of holders of capital stock.  As of the date of this Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind relating to issued or unissued capital stock or other securities of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any shares of the capital stock of, or other equity interests in, the Company or any of its Subsidiaries, any additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, the Company or any of its Subsidiaries, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company or any of its Subsidiaries.

(d)           Except for this Agreement and the Voting Agreement, there are no voting trusts, proxies or other agreements or understandings to which the Company is a party or is bound with respect to the voting, dividends or disposition of capital stock of the Company.

(e)           Section 3.02(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company and sets forth a complete and accurate list of all outstanding securities of each Subsidiary and the registered and beneficial owner thereof.  All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors' qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens, pledges, security interests and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests).  Each outstanding share of capital stock of each Subsidiary of the Company that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary.  None of the Subsidiaries has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company.  Neither the Company nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary of the Company or dividends paid thereon or revenues, earnings or financial performance or any similar attribute of any Subsidiary of the Company.

Section 3.03           Authority Relative to this Agreement and the Ancillary Agreements.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Company of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is a party or the consummation by the Company of the transactions contemplated hereby and thereby (other than the Company Shareholder Approval and the Minority Approval and the filing of the Certificate of Merger in accordance with the NYBCL).  This Agreement and each Ancillary Agreement to which the Company is a party has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each other Party and thereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (together, the "Bankruptcy and Equity Exception").

(b)           The Special Committee, at a meeting duly called and held, has by unanimous vote of all its members approved and adopted this Agreement and the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby, including the Merger, and has determined that such transactions are fair to, and in the best interests of, the Public Shareholders.  The Board of Directors, based on the unanimous recommendation of the Special Committee, has by unanimous vote of all of its members (other than the Principal Shareholders, who abstained and recused themselves from all discussions relating to the Merger) (i) determined that this Agreement and the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby, including the Merger, are fair to and in the best interests of the Public Shareholders, (ii) approved and adopted this Agreement and the Ancillary Agreements to which the Company is a party and the transactions contemplated hereby and thereby, including the Merger, (iii) subject to the provisions of Section 5.08(c) and Section 5.08(d), resolved to recommend approval and adoption of this Agreement by the shareholders of the Company as set forth in Section 3.21 and directed that this Agreement and the Merger be submitted to the shareholders of the Company for their approval and adoption, and (iv) duly and validly approved and taken all corporate action required to be taken, under the Company's Constituent Documents and pursuant to applicable Law, including the NYBCL, by the Board of Directors to authorize the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements to which the Company is a party, including the Merger.

Section 3.04           No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby and compliance by the Company with any of the terms or provisions hereof or thereof, will not (i) conflict with or violate the Constituent Documents of the Company or any of its Subsidiaries, (ii) assuming the Governmental Approvals referred to in clauses (i), (iii) and (iv) of Section 3.04(b) are obtained and the filing in clause (ii) of Section 3.04(b) is made, conflict with or violate any Law, judgment, writ or injunction of any Governmental Entity applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) or require a Consent under, result in the loss of a benefit under or give to others any right of termination, amendment, acceleration, payment or cancellation of or under any contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their properties or assets is bound or affected or (iv) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b)           The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby will not require any Consent of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a "Governmental Entity"), except for (i) the applicable requirements of the Exchange Act, (ii) the filing of appropriate merger and other documents as required by the NYBCL in connection with the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements, (iii) the filing with and SEC Clearance of the Proxy Statement and the Schedule 13E-3, (iv) the approvals from other regulatory agencies set forth in Section 3.04(b) of the Company Disclosure Letter (the matters referred to in clauses (i), (ii), (iii) and (iv) of this sentence, collectively, the "Governmental Approvals"), or (v) any other Consents, filings or notifications the failure of which to be obtained or made would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.05           SEC Filings and Financial Statements.

(a)           The Company has heretofore filed all forms, reports, statements, schedules and other materials with the SEC required to be filed pursuant to the Securities Act, Exchange Act or other federal securities laws since January 1, 2010 (the "SEC Reports").  As of their respective dates, or, if applicable, the dates such SEC Reports were amended or the information therein was revised or superseded in later-filed SEC Reports prior to the date hereof, the SEC Reports (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein) complied in all material respects with all applicable requirements of the Securities Act or Exchange Act, as the case may be, and other federal securities laws as of the applicable date and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (including the related notes thereto) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal year-end adjustments) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as at the dates thereof or for the periods presented therein.  There has been no material change in the Company's accounting methods or principles that would be required to be disclosed in the Company's financial statements in accordance with GAAP or any applicable Law, except as described in the notes thereto.  There has been no correspondence between the SEC and the Company since January 1, 2010, other than correspondence which is publicly available.  To the Knowledge of the Company, there are no material unresolved comments received from the SEC staff with respect to the SEC Reports on or prior to the date hereof.  To the Knowledge of the Company, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

(b)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the Securities Act), in each case where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company's or the Subsidiaries' published financial statements or any SEC Reports.

(c)           None of the Company's Subsidiaries are separately subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

Section 3.06           Absence of Certain Changes or Events.  Since December 31, 2012 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in all material respects only in the ordinary course consistent with past practice, and there has not been (i) any event, change or occurrence that, individually or in the aggregate has had, or would reasonably be expected to have, a Material Adverse Effect or (ii) any action taken by the Company or any of its Subsidiaries that, if such action was taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01(a), 5.01(f), 5.01(g), 5.01(i), 5.01(k), 5.01(l) or 5.01(n).

Section 3.07           Proxy Statement and Schedule 13E-3.  None of the information contained or incorporated by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the shareholders of the Company, at the time of Company Shareholders Meeting, or at the time of any amendments thereof or supplements thereto, and none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Schedule 13E-3 to be filed with the SEC concurrently with each filing of the Proxy Statement will, at the time of such filing with the SEC, or at the time of filing with the SEC any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to statements made based on information supplied in writing by Parent or Merger Sub specifically for inclusion therein.  The Proxy Statement will comply as to form in all material respects with all applicable Laws.

Section 3.08           Litigation.  As of the date hereof, there is no suit, action, proceeding, claim, review or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, if adversely determined.  As of the date hereof, there is no order, writ or injunction of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole.

Section 3.09           Compliance with Laws; Permits; Regulations.

(a)           Each of the Company and its Subsidiaries has, since January 1, 2010, been in compliance in all material respects with all applicable Laws (including Section 404 of the Sarbanes-Oxley Act of 2002 (together with the rules and regulations promulgated under such Act, the "Sarbanes-Oxley Act")) and, to the Knowledge of the Company, as of the date hereof, is not under investigation with respect to, and has not been threatened to be charged with or given written notice of, any material violation of any Law, except where the failure to so comply with such Laws or the effect of such investigation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           The Company and its Subsidiaries have (i) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation, to the Company's outside auditors and the audit committee of the Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.  A summary of any of these disclosures made by management to the Company's outside auditors and audit committee is set forth in Section 3.09(b) of the Company Disclosure Letter.

(c)           As of the date hereof, neither the Company nor, to the Knowledge of the Company, any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of the certifications made by its executive officers under Section 302 or 906 of the Sarbanes-Oxley Act.  To the Company's Knowledge, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)           The Company has made available to Parent copies of any written notifications it has received from its outside auditors as of the date hereof since January 1, 2009, of a (i) "significant deficiency" or (ii) "material weakness" in the Company's internal controls.  For purposes of this Agreement, the terms "significant deficiency" and "material weakness" shall have the meanings assigned to them in the Statements of Auditing Standards No. 115, as in effect on the date hereof.

(e)           The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities necessary for the lawful conduct of their respective businesses (collectively, "Permits"), except where the failure to hold the same has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company and its Subsidiaries are in compliance with the terms of all Permits and no such Permit is the subject of any suit or pending proceeding seeking the revocation, suspension, non-renewal or material impairment of such Permit, except for such non-compliance or potential revocation, suspension, non-renewal or impairment, as has not had and would not reasonably be expected to have a Material Adverse Effect.

(f)           To the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries is aware of any action, or any allegation of any action, or has taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder the ("FCPA"), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 3.10           Taxes.

(a)           Each of the Company and each of its Subsidiaries has (i) duly and timely filed (taking into account extensions) with the appropriate Taxing Authorities all material Tax Returns required to be filed by it in respect of any Taxes, which Tax Returns were true, correct and complete in all material respects, (ii) duly and timely paid all Taxes shown as due and payable by it on such Tax Returns, (iii) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to the results of operations of the Company and each of its Subsidiaries through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books and (iv) complied in all material respects with all Laws applicable to the information reporting, payment and withholding of Taxes and has timely withheld and paid over to the respective proper Taxing Authorities all material Taxes required to be so withheld and paid over.

(b)           There is no deficiency, claim, audit, suit, proceeding, request for information or investigation now pending, outstanding or threatened against or with respect to the Company or any of its Subsidiaries in respect of any Taxes or Tax Returns, in each case, the resolution of which would reasonably be expected to result in a material liability or obligation to the Company or any Subsidiary of the Company and no requests for waivers of time to assess any such Taxes have been granted and are still in effect, or are pending.  Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) a party to a tax sharing, tax indemnity, tax allocation or similar agreement, whether express or implied, other than contracts or agreements entered into in the ordinary course of business or pursuant to the terms of commercial financing arrangements.

(c)           There are no material Liens on any of the assets or properties of the Company or any of its Subsidiaries that arose in connection with any Tax (other than Liens for Taxes (i) not yet due and payable or (ii) being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Company Financial Statements).

(d)           There are no Tax rulings, requests for rulings, closing agreements or other similar agreements or rulings with respect to material Taxes (including any gain recognition agreements under Section 367 of the Code or any application for a change in accounting method under Section 481 of the Code) in effect or filed with any Taxing Authority relating to the Company or any of its Subsidiaries.

(e)           Since January 1, 2008, no material claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to Tax in such jurisdiction.

(f)           Neither the Company nor any of its Subsidiaries has entered into any transaction that is a "listed transaction" as defined in Treasury Regulation §1.6011-4(b)(2).  The transactions contemplated by this Agreement will not trigger any income or gain to the Company or any of its Subsidiaries for federal income tax purposes under Section 355(e) of the Code in respect of a distribution by the Company or any of its Subsidiaries occurring prior to the Closing.

Section 3.11           Customers and Suppliers; Loss of Business.

(a)           The term "Customers" refers to the customers that were among the top ten customers (measured by revenue recorded) of the Company and its Subsidiaries for the fiscal year ended December 31, 2012.  The term "Suppliers" refers to the suppliers or vendors that were among the top ten suppliers or vendors (measured by expenditures) of the Company and its Subsidiaries for the fiscal year ended December 31, 2012. No Supplier is a sole source of supply of any material goods, materials or services used by the Company or any Subsidiary.  As of the date hereof, none of the Customers or Suppliers has canceled or otherwise terminated, or to the Knowledge of the Company, threatened to cancel or otherwise terminate its relationship with the Company or any Subsidiary, except to the extent that such cancellation or termination has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)           As of the date hereof, the Company has not received any written notice that the transactions contemplated by this Agreement and the Ancillary Agreements to which the Company is a party, including the Merger, will result in any material loss of business or reduction in volume with any of the Customers or Suppliers.  There exists no actual or, to the Knowledge of the Company, threatened, termination, cancellation or limitation of, or any adverse modification or change in, the business relationship between the Company or any Subsidiary, on the one hand, and any Customer or Supplier, on the other hand, except to the extent that such termination, cancellation, limitation, modification or change has not had and, if it occurred, would not reasonably be expected to have, a Material Adverse Effect.

Section 3.12           Real Estate; Assets.

(a)           The Company has good, valid and marketable title to certain parcel(s) of real property as set forth in Section 3.12(a) of the Company Disclosure Letter (the "Fee Property"), free and clean of all Liens except for Permitted Liens.  The Fee Property is the only real property owned in fee by the Company or any of its Subsidiaries.  The Company or one of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (the "Leased Property" and, together with the Fee Property, the "Real Property"), free and clear of all Liens except for Permitted Liens.  The Company has made available to Parent and Merger Sub copies of any title insurance policies (together with copies of any documents of record listed as exceptions to title on such policies) currently insuring the Fee Property and copies of the most recent surveys of the same.  None of the Fee Property is subject to any option, lease, license, sublease or other occupancy agreement granting to any Third Party any right to use, occupy or enjoy any material portion of the Fee Property or to obtain title to any portion of the Fee Property.

(b)           As of the date hereof, to the Knowledge of the Company, no condemnation, requisition or taking by any public authority has been threatened in writing or contemplated, and the Company has not received any written notice of any such condemnation, requisition or taking by a Governmental Entity with respect to the Fee Property.  To the Knowledge of the Company, there are no public improvements or re-zoning measures proposed or in progress that will result in special assessments against or otherwise adversely affect the Fee Property and as of the date hereof the Company has not received any written notice of any such proposed public improvements or re-zoning measures by any Governmental Entity.

(c)           The Company has made available to Parent and Merger Sub true, complete and accurate copies of all material leases, subleases, licenses, or other occupancy agreements relating to each Leased Property, together with any amendments thereto (the "Real Property Leases"), that the Company has in its possession as of the date hereof.  The Company or one of its Subsidiaries has the right to use and occupy the Leased Property for the full term of the Real Property Lease relating thereto, except for any failure to have such title or interest which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.  Each Real Property Lease is a legal, valid and binding agreement, enforceable in accordance with its terms, of the parties thereto and as of the date hereof there is no, nor has the Company or any of its Subsidiaries received written notice of any, default (or any condition or event, which, after notice or a lapse of time or both, would constitute a default thereunder) that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(d)           The Real Property is adequate to permit the use thereof in the manner that it is currently utilized by the Company and its Subsidiaries, except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

(e)           The Company has provided all notices, to the extent required, under the terms of the Real Property Leases for (i) any transfer effected since January 1, 2010 of the leasehold interest of the applicable tenant under its Real Property Lease to the Company or any other Subsidiary, whether by assignment, merger, consolidation or otherwise, and/or (ii) any change effected since January 1, 2010 of the applicable tenant's legal name, other than such failures to provide notices that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.13           Employee Benefit Plans and Related Matters; ERISA.

(a)           Section 3.13(a) of the Company Disclosure Letter contains a correct and complete list of each material Company Benefit Plan. The term "Company Benefit Plan" means each "employee benefit plan" within the meaning of Section 3(3) of ERISA and each other employee compensation and benefit plan, policy, program, arrangement or payroll practice, including any multiemployer plan within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case sponsored, maintained, contributed or required to be contributed to by the Company or its Subsidiaries or under which the Company or any of its Subsidiaries has any current or potential liability.

(b)           The Company has provided or made available to Parent with respect to each and every Company Benefit Plan a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination or opinion letter, if any, received by the Company or Subsidiary from the IRS regarding the tax-qualified status of such Company Benefit Plan; (ii) the most recent financial statements for such Company Benefit Plan, if any; (iii) the most recent actuarial valuation report, if any; (iv) the current summary plan description and any summaries of material modifications; (v) Form 5500 Annual Returns/Reports, including all schedules and attachments, including the certified audit opinions, for the most recent plan year; and (vi) the most recent written results of all compliance testing required pursuant to Sections 125, 401(a)(4), 401(k), 401(m), 410(b), 415, and 416 of the Code.

(c)           No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code and neither the Company nor any ERISA Affiliate has any liability (contingent or otherwise) under any plan subject to Title IV of ERISA.  No Company Benefit Plan is a "multiemployer plan" as defined in Section 3(37) of ERISA, and none of the Company, or any ERISA Affiliate has withdrawn at any time within the preceding six years from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that would reasonably be expected to result in any such liability to the Company or any of its Subsidiaries.  With respect to each Company Benefit Plan, no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries by reason of its affiliation with any ERISA Affiliate to any material (i) Tax, penalty or fine, (ii) Lien, or (iii) other liability imposed by ERISA, the Code or other applicable Laws.

(d)           With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter (or opinion letters in the case of any prototype plans) from the IRS that it is so qualified (taking into account all applicable matters under the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Funding Equity Act of 2005 and the Pension Protection Act of 2006) and that its trust is exempt from tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such plan which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code that could not reasonably be corrected without material liability to the Company or any Subsidiary thereof.  All amendments and actions required to bring the Company Benefit Plans into conformity in all material respects with all applicable provisions of ERISA, the Code and other applicable laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Effective Time.

(e)           There are no material pending or, to the Knowledge of the Company, threatened actions, claims or lawsuits against or relating to the Company Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Company Benefit Plans with respect to the operation of such plans (other than routine benefits claims).  No stock or other securities issued by the Company or any Subsidiary forms or has formed a material part of the assets of any Company Benefit Plan.

(f)           Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws.  Each "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code) of the Company is in compliance in all material respects with Section 409A of the Code and the rules and regulations promulgated thereunder.  All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof and all contributions for any period ending on or before the Closing Date which are not yet due will have been paid or accrued prior to the Closing Date.

(g)           Neither the Company nor any Subsidiary thereof provides retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable law or at the expense of the participant or the participant's beneficiary.  There has been no material violation of the "continuation coverage requirement" of "group health plans" as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Company Benefit Plan to which such continuation coverage requirements apply.

(h)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) in any material manner (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, vesting or funding (pursuant to a rabbi trust or otherwise) of any such compensation or benefits; or (iv) result in a non-exempt "prohibited transaction" within the meaning of Section 406 of ERISA or section 4975 of the Code.

(i)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(j)           All Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have, in all material respects, been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all material requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.14           Employees, Labor Matters.

(a)           None of the Company or any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to current or former employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are not any activities or proceedings of any labor union to organize any such employees.

(i)           There is no unfair labor practice charge or complaint pending before any applicable governmental entity relating to the Company or any of its Subsidiaries or any employee thereof;

(ii)            there is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to its employees;

(iii)           there is no representation claim or petition pending before any applicable governmental entity, and to the Knowledge of the Company, no question concerning representation exists relating to the employees of the Company or any of its Subsidiaries;

(iv)           there are no charges with respect to or relating to the Company or any of its Subsidiaries pending before any applicable governmental entity responsible for the prevention of unlawful employment practices; and

(v)           none of the Company or any of its Subsidiaries has received written notice from any governmental entity responsible for the enforcement of labor or employment Laws of an intention to conduct, and to the Knowledge of the Company, no such governmental agency intends to conduct, an investigation of the Company or any of its Subsidiaries and no such investigation is in progress.

(b)           Each of the Company and its Subsidiaries has been in compliance in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers' compensation, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes.  Each of the Company and its Subsidiaries has met in all material respects all requirements required by Law or regulation relating to the employment of foreign citizens, including all requirements of I-9, and to the Knowledge of the Company, none of the Company or any of its Subsidiaries currently employs, or has ever employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed.  Each of the Company and its Subsidiaries has complied in all material respects with all Laws that could require overtime to be paid to any current or former employee of the Company or any of its Subsidiaries, and no employee has ever brought or, to the Knowledge of the Company, threatened in writing to bring a claim for unpaid compensation or employee benefits, including overtime amounts.  Each of the Company and its Subsidiaries is, and has been, in compliance with the Worker Adjustment Retraining Notification Act of 1988, as amended ("WARN Act") and each similar state or local Law.

Section 3.15           Intellectual Property Rights.

(a)           Section 3.15 of the Company Disclosure Letter sets forth a complete and correct list of all registered Intellectual Property owned, licensed or, to the Knowledge of the Company, otherwise used, by the Company or any of its Subsidiaries, excluding registered Off-the-Shelf Software and registered Internet domain names accessed by the Company or any of its Subsidiaries in the course of their accessing the Internet (the "Company Intellectual Property").  The Company or one of its Subsidiaries owns a complete and undivided interest in all material Company Intellectual Property free and clear of any Liens (other than Permitted Liens).  The Company or one of its Subsidiaries has the right to use the material Company Intellectual Property in all material respects and will continue to have such right after Closing.

(b)           The Company and its Subsidiaries are in compliance in all material respects with contractual obligations relating to the protection of such of the Company Intellectual Property as they use pursuant to license or other agreement.

(c)           The conduct of the Business does not infringe or otherwise conflict with the rights of any Person in respect of any Intellectual Property, except for such infringements or conflicts that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.  None of the Company Intellectual Property is being infringed or otherwise used or being made available for use by any Person without a license or permission from the Company except for such infringements or uses as would not, individually and in the aggregate, have or reasonably be expected to have a Material Adverse Effect.  None of the Company Intellectual Property is subject to any outstanding order by or with any court, tribunal, arbitrator or other Governmental Entity.

Section 3.16           Contracts.

(a)           As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)            any agreement which the Company or any of its Subsidiaries was required to file as an exhibit under Item 601(b)(10) of Regulation S-K under the Exchange Act or to disclose on a Current Report on Form 8-K that has not been so filed or disclosed;

(ii)            any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict in any material respect the Surviving Corporation or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(iii)           any other agreement pursuant to which the Company or any of its Subsidiaries is required to pay or is scheduled to receive (assuming full performance pursuant to the terms thereof) $5,000,000 or more during the 12-month period following the date of this Agreement;

(iv)           with respect to a joint venture, partnership, limited liability company or other similar agreement or arrangement, any agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(v)            any agreement or arrangement relating to Indebtedness where such Indebtedness has an outstanding amount in excess of $1,500,000 in the aggregate;

(vi)           any agreement or arrangement involving the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person (A) for aggregate consideration under such contract (or series of related contracts) in excess of $1,000,000 or (B) that contain representations, warranties, covenants, indemnities or other obligations (including indemnification, "earn-out" or other contingent obligations), that are still in effect and, individually, would reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1,000,000 (in the case of each of clause (A) and (B), other than acquisitions or dispositions of inventory in the ordinary course of business);

(vii)          any contracts (or a series of related contracts) for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and its Subsidiaries of $1,000,000 or more or (B) aggregate payments by the Company and its Subsidiaries of $1,000,000 or more, in each case other than (I) those that can be terminated by the Company or any of its Subsidiaries on less than 61 days' notice without payment by the Company or any Subsidiary of any material penalty and (II) contracts entered into by the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

(viii)         any contracts that are sales, distribution or other similar contracts providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provide for either (a) annual payments to the Company and its Subsidiaries of $5,000,000 or more or (b) aggregate payments to the Company and its Subsidiaries of $5,000,000 or more, in each case other than (I) those that can be terminated by the Company or any of its Subsidiaries on less than 61 days' notice without payment by the Company or any Subsidiary of any material penalty and (II) contracts entered into in the ordinary course of business consistent with past practice;

(ix)           any agreement or arrangement that would prohibit or materially delay or have a Material Adverse Effect on the Merger and the transactions contemplated hereby;

(x)            any contract relating to any currency hedging;

(xi)           any agreement or arrangement prohibiting the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibiting the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibiting the issuance of any guaranty by the Company or any wholly owned Subsidiary of the Company;

(xii)          any license agreements from which the Company and its Subsidiaries, taken as a whole, have received or paid $1,000,000 or more during the 12-month period ending with the most recent month end preceding the date of this Agreement, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries;

(xiii)         any written agreement that provides for the payment, increase or vesting of any benefits or compensation in connection with the Merger and the transactions contemplated hereby; or

(xiv)         any written agreement that provides compensation, severance or other benefits or rights to any individual (including to any officer, director, employee or consultant) who currently receives annual compensation from the Company and/or any of its Subsidiaries of more than $1,000,000 (other than a Company Benefit Plan).

(b)           The agreements, commitments, arrangements, understandings and plans listed or required to be listed in Section 3.16(a) of the Company Disclosure Letter are referred to herein as the "Company Contracts".  Each Company Contract is a valid and binding agreement of the Company and/or one or more of its Subsidiaries, as the case may be, assuming the due authorization, execution and delivery by each other party thereto, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and none of the Company or any of such Subsidiaries, or to the Knowledge of the Company, any other party thereto, is in default or breach in any respect under the terms thereof, except where such default or breach would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  As of the date hereof, no party to a Company Contract has provided any written notice of any intention to terminate, any such Company Contract and no event or circumstance has occurred, or will occur by reason of this Agreement or the consummation of any of the transactions contemplated hereby that would constitute any event of default thereunder (or an event which with notice or lapse of time or both would become a default) or would result in a termination thereof.  As of the date hereof, the Company and, to the Knowledge of the Company, each other party to a Company Contract, has fully performed its obligations pursuant to each such Company Contract, except where such failure to perform would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.17           Environmental Laws and Regulations. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect:

(a)           The Company and each of its Subsidiaries has complied during the past three (3) years, and is now in compliance, in all material respects with all applicable Environmental Laws and now holds and is in compliance in all material respects with all Environmental Permits.

(b)           As of the date hereof, no written notice of violation, notification of liability, demand, request for information, citation, summons or order has been received by the Company or any of its Subsidiaries which remains unresolved, no pending complaint has been filed, no unpaid penalty or fine has been assessed, and no investigation, action, claim, suit or proceeding is pending or, to the Knowledge of the Company, threatened in writing by any Person involving the Company or any of its Subsidiaries relating to or arising out of any Environmental Law.

(c)           No Releases of Hazardous Substances have occurred at, on, above, under or from any properties currently owned, leased, operated or used by the Company or any of its Subsidiaries that has resulted in or would reasonably be expected to result in any material cost, liability, investigation or remediation obligation of the Company or any of its Subsidiaries under any Environmental Law.

(d)           Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other Person, has caused or taken any action that would reasonably be expected to result in any material liability, investigation or remediation obligation of the Company or any of its Subsidiaries under any Environmental Law relating to (i) the environmental conditions at, on, above, under, or about any properties or assets currently owned, leased, operated or used by the Company or any of its Subsidiaries, or (ii) the present use, management, handling, transport, treatment, generation, storage, or Release of Hazardous Substances.

Section 3.18           Insurance Coverage.  All insurance policies carried by or covering the Company or any of its Subsidiaries with respect to their businesses, operations, assets and properties (the "Insurance Policies") are in full force and effect, and as of the date hereof no written notice of cancellation has been received by the Company or any of its Subsidiaries with respect to any material Insurance Policy which has not been cured by the payment of premiums that are due.  All premiums due on the Insurance Policies have been paid in a timely manner and the Company and its Subsidiaries have complied in all material respects with the terms and provisions of the Insurance Policies.  The insurance coverage provided by the Insurance Policies (including as to deductibles and self-insured retentions) is reasonable and customary as compared to similarly situated companies engaged in similar businesses.

Section 3.19           Rights Agreement; Anti-Takeover Provisions.

(a)           The Company is not party to a rights agreement, "poison pill" or similar agreement or plan that would have the effect of preventing the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements to which the Company is a party.

(b)           Assuming the satisfaction of the conditions set forth in Section 6.01, no "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company's Constituent Documents is, or at the Effective Time will be, applicable to the Company or the transactions contemplated by this Agreement and the Ancillary Agreements to which the Company is a party, including the Merger.

Section 3.20           Absence of Undisclosed Liabilities.  The Company and its Subsidiaries do not have any liabilities or obligations, known or unknown, contingent or otherwise, required to be reflected on or reserved against in a balance sheet in accordance with GAAP except (i) liabilities and obligations in the respective amounts reflected on or reserved against in the consolidated balance sheet of the Company and its Subsidiaries included in the Company Financial Statements, (ii) liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since December 31, 2012, (iii) liabilities and obligations incurred pursuant to the performance of Company Contracts and (iv) liabilities and obligations that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.21           Shareholder Approval.  This Agreement requires, as a condition to the Closing, (i) an affirmative vote of two-thirds of the aggregate voting power of the issued and outstanding shares of Company Stock, voting as a single class, approving the Merger and adopting this Agreement (the "Company Shareholder Approval") and (ii) an affirmative vote of a majority of the votes cast at a meeting called for such purpose other than the issued and outstanding shares of Company Stock beneficially owned by the Family Shareholders or any Affiliate or Associate of the Family Shareholders, approving the Merger and adopting this Agreement (the "Minority Approval").  Such favorable votes satisfy the shareholder approval requirements of the NYBCL, the Company's Constituent Documents and the rules and regulations of NASDAQ in order for the Company to validly perform its obligations under this Agreement, and there is no other vote of, or actions required by, the shareholders of the Company required under the NYBCL, the Company's Constituent Documents and the rules and regulations of NASDAQ in order for the Company to validly perform its obligations under this Agreement.

Section 3.22           Opinion of Financial Advisor.  The Special Committee has received the opinion of Western Reserve Partners LLC ("Western Reserve") to the effect that, as of the date of such opinion, the Merger Consideration to be received in the Merger by holders of Company Stock (other than holders of Excluded Shares) is fair, from a financial point of view, to such holders.  A true, complete and signed copy thereof will be delivered to Parent solely for informational purposes, promptly following receipt thereof by the Special Committee.

Section 3.23           Brokers.  No broker, finder or investment banker (other than Western Reserve) is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of the Company.  The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Western Reserve pursuant to which such firm would be entitled to any payment relating to any of the transactions contemplated hereby, and any brokerage, finder's or other fee or commission due to Western Reserve in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of the Company shall be solely the responsibility of the Company or, after the Effective Time, the Surviving Corporation.

Section 3.24           Investment Company.  None of the Company or any Subsidiary is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company as follows:

Section 4.01           Organization.  Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York.

Section 4.02           Authority Relative to this Agreement and the Ancillary Agreements.  Each of Parent and Merger Sub has all limited liability company or corporate power, respectively, and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub, as applicable, have been duly and validly authorized by, in the case of Parent, its managing member and sole member, and in the case of Merger Sub, its board of directors and sole shareholder, and no other limited liability or corporate proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party or the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby.  Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and the Ancillary Agreements to which it is a party and, assuming the due authorization, execution and delivery by the other parties thereto, such agreements constitute valid and binding obligations of each of Parent and Merger Sub, as applicable, enforceable against each of them in accordance with their respective terms, subject, in each case, to the Bankruptcy and Equity Exception.

Section 4.03           No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub, as applicable, and compliance by each of Parent and Merger Sub, as applicable, with any of the terms or provisions hereof or thereof, as applicable, will not (i) conflict with or violate the Constituent Documents of Parent or Merger Sub, (ii) assuming the Governmental Approvals referred to in clauses (i), (iii) and (iv) of Section 3.05(b) are obtained and the filing in clause (ii) of Section 3.05(b) is made, conflict with or violate any Law, judgment, writ or injunction of any Governmental Entity applicable to Parent or Merger Sub or by which any of their properties or assets are bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a benefit under or give to others any right of termination, amendment, acceleration, payment or cancellation of, or result in the creation of a lien or other encumbrance on any property or contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their properties or assets is bound or affected, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, or would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance by each of Parent or Merger Sub of any of its obligations under this Agreement or the Ancillary Agreements to which it is a party or the consummation of any of the transactions contemplated hereby or thereby (a "Parent Material Adverse Effect").

(b)           The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and, in the case of Parent, the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby by Parent and Merger Sub, as applicable, will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by Parent or Merger Sub, except for (i) the Governmental Approvals and (ii) any other Consents, filings or notifications the failure of which to be obtained or made would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

Section 4.04           Proxy Statement and Schedule 13E-3.  None of the information supplied or to be supplied in writing by Parent or Merger Sub specifically for inclusion in the Proxy Statement will at the time of the mailing of the Proxy Statement to the shareholders of the Company, at the time of the Company Shareholders Meeting, and at the time of any amendments thereof or supplements thereto, and none of the information supplied or to be supplied in writing by Parent or Merger Sub specifically for inclusion in the Schedule 13E-3 filed with the SEC concurrently with the filing of the Proxy Statement, will at the time of such filing with the SEC, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Schedule 13E-3 will comply as to form in all material respects with all applicable Laws.  No Person other than the Family Shareholders, Family Corp and the Company (or Affiliates or Associates of any such Person) is required to file the Schedule 13E-3, and no disclosure regarding any Person other than the Family Shareholders, Family Corp. and the Company (or Affiliates or Associates of any such Person) is required to be included in the Schedule 13E-3.

Section 4.05           Brokers.  No broker, finder or investment banker, other than Daroth Capital Advisors LLC, is entitled to any brokerage, finder's or other fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of Parent or Merger Sub, and any brokerage, finder's or other fee or commission due to Daroth Capital Advisors LLC in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of Parent or Merger Sub shall be solely the responsibility of Parent, Merger Sub and/or, after the Effective Time, the Surviving Corporation.

Section 4.06           Debt Financing.  Parent has delivered to the Company, as of the date of this Agreement, a true, complete and correct copy of an executed commitment letter, dated as of the date hereof (the "Debt Commitment Letter"), between Merger Sub and M&T Bank (the "Debt Financing Sources") pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the "Debt Financing").  The Debt Commitment Letter is in full force and effect as of the date of this Agreement, and is a legal, valid and binding obligation of Merger Sub and the other parties thereto.  As of the date hereof, no amendment or modification of the Debt Commitment Letter has been or made and the commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect.  As of the date hereof, there are no side letters or other agreements to which Merger Sub, Parent or their Affiliates is a party relating to the funding of the Debt Financing other than the Debt Commitment Letter, the Rollover Agreement, the Contribution Agreement and any customary fee letters or engagement letters that do not impact the conditionality or amount of the Debt Financing.  Parent and/or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Debt Commitment Letter and/or the Debt Financing that are due and payable on or prior to the date hereof (to the extent not otherwise waived by the Debt Financing Sources).  As of the date of this Agreement, assuming the accuracy in all material respects of the representations and warranties set forth in Article III and the performance by the Company of its obligations set forth in this Agreement, neither Parent nor Merger Sub has any reasonable basis to believe that (x) it will be unable to satisfy on a timely basis any material term (to the extent such material term is to be performed or complied with prior to the Closing Date) or condition to close set forth in the Debt Commitment Letter, in accordance with the terms therein, on or prior to the Closing Date or (y) any condition to close set forth in the Debt Commitment Letter will not be satisfied, in accordance with the terms therein, on or prior to the Closing Date (except to the extent that such condition relates to the receipt of the Company Shareholder Approval and/or the Minority Approval, as to which no representation is made in this Section 4.06). There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Debt Financing other than as expressly set forth in or contemplated by the Debt Commitment Letter.

Section 4.07           Limited Guarantee; Rollover Agreement and Contribution Agreement.  Concurrently with the execution of this Agreement, Parent has delivered to the Company executed copies of the Limited Guarantee, the Rollover Agreement and the Contribution Agreement.  The Limited Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Limited Guarantee.  Each of the Rollover Agreement and the Contribution Agreement is in full force and effect and is the valid, binding and enforceable obligation of Parent and each other party thereto, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any such party under the Rollover Agreement or the Contribution Agreement.

Section 4.08           Litigation.  As of the date hereof, there is no suit, action, proceeding, claim, review or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of each of Parent or Merger Sub, threatened against Parent or Merger Sub, as applicable, which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, if adversely determined.  As of the date hereof, there is no order, writ or injunction of any Governmental Entity or arbitrator outstanding against Parent or Merger Sub, as applicable, which is material to Parent or Merger Sub, as applicable.

Section 4.09           No Other Company Representations or Warranties.  Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company, nor any of its shareholders, directors, officers, employees, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or its business or operations, including with respect to any information provided or made available to Parent or Merger Sub.  Neither the Company, nor any of its shareholders, directors, officers, employees, advisors, agents or representatives, will have or be subject to any liability or other obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective shareholders, directors, officers, employees, Affiliates, Debt Financing Sources, or Representatives, or the use by Parent, Merger Sub or their respective shareholders, directors, officers, employees, Affiliates, Debt Financing Sources, or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective shareholders, directors, officers, employees, Affiliates, Debt Financing Sources, or Representatives in anticipation or contemplation of the Merger.

Section 4.10           Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company, or any of its shareholders, directors, officers, employees, advisors, agents or Representatives, with respect thereto.

ARTICLE V

COVENANTS AND OTHER AGREEMENTS

Section 5.01           Conduct of Business of the Company.  From the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to its terms, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) and except as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and shall use its reasonable best efforts to preserve intact its business organization, assets and goodwill and current beneficial relationships with customers, suppliers and others having business dealings with it and to keep available the services of its current officers and key employees on terms and conditions substantially comparable to those currently in effect and maintain its current rights and franchises, in each case, consistent with past practice.  In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 5.01 of the Company Disclosure Letter or as otherwise expressly provided for in this Agreement, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to its terms, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(a)           adopt or propose any change in its certificate of incorporation or by-laws or other comparable organizational documents;

(b)           (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than dividends or distributions declared, set aside, made or paid by any Subsidiary wholly owned by the Company or another Subsidiary to the Company or such other Subsidiary), (ii) split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests;

(c)           issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for or convertible into such capital stock or similar security) other than (i) pursuant to the exercise of existing options in accordance with their present terms and (ii) pursuant to the existing written contracts or commitments set forth on Section 5.01(c) of the Company Disclosure Letter;

(d)           merge or consolidate with any other Person, or acquire an amount of assets or equity of any other Person (exclusive of goods purchased in the ordinary course of business consistent with past practice) in excess of $1,000,000;

(e)           sell, lease, license, subject to a Lien, other than a Permitted Lien, encumber or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock of a Subsidiary of the Company) except (i) pursuant to existing written contracts or commitments (the terms of which have been disclosed in writing to Parent prior to the date hereof), (ii) sales of inventory in the ordinary course of business consistent with past practice, (iii) a modification, amendment, or termination of any Real Property Lease in the ordinary course of business consistent with past practice or (iv) in an amount not in excess of $1,000,000 individually or in the aggregate;

(f)           (i) make any loans, advances or capital contributions to, or investments in, any Person other than pursuant to any contract or other legal obligation existing at the date of this Agreement as set forth in Section 5.01(f) of the Company Disclosure Letter, (ii) create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances, other than any of the foregoing in existence as of the date of this Agreement and other than borrowings in the ordinary course of business consistent with past practices under credit facilities of the Company or any of its Subsidiaries in existence as of the date of this Agreement, (iii) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (iv) make or commit to make any capital expenditure other than in an amount not to exceed $1,000,000 individually or $2,500,000 in the aggregate;

(g)           (i) other than in the ordinary course of business consistent with past practice, increase the compensation or benefits payable or to become payable to the current or former directors, officers, consultants or employees of the Company, or any of its Subsidiaries, (ii) establish, adopt, enter into or amend any plan, agreement, trust, fund, policy or arrangement that would be considered a Company Benefit Plan, except as contemplated by this Agreement or to the extent required by applicable Law, (iii) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements, (iv) take any affirmative action to accelerate the vesting of any stock-based compensation, except as contemplated by this Agreement, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company Benefit Plan or agreements or awards made thereunder), other than contributions (whether in stock or cash) made to Company Benefit Plans as required by the terms of such plans and consistent with past practice, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vii) make any material determinations not in the ordinary course of business consistent with past practice under any Company Benefit Plan, (viii) grant or promise any tax offset payment award under any Company Benefit Plan, (ix) hire or terminate the employment of any employee at the level of senior vice president or above, or (x) adopt or implement any shareholder rights plan, "poison pill" or similar arrangement or plan that is applicable to the Merger;

(h)           other than in the ordinary course of business consistent with past practice, settle or compromise any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy (each, a "Proceeding") or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any material Proceeding other than such settlements and compromises that relate to Taxes (which are the subject of Section 5.01(i)) or that, individually or in the aggregate, are not material to the Business or the Company;

(i)           (i) make or rescind any express or deemed material election relating to Taxes or consent to any extension of the limitations period applicable to any material Tax claim or assessment, (ii) settle or compromise any Proceeding relating to a material Tax claim, enter into a closing or similar agreement with any Taxing Authority relating to any material Taxes or surrender any right to obtain a material Tax refund, credit, offset or other reduction in Tax liability, (iii) file any amended material Tax Return (other than to correct an identified error), (iv) request a ruling relating to material Taxes or (v) change any material method of reporting income or deductions for Tax purposes from those employed in the preparation of its Tax Returns for the taxable year ending December 31, 2011;

(j)            other than in the ordinary course of business consistent with past practice, (i) modify, amend or terminate, or assign, waive, release or relinquish any material rights or claims under, or grant any material consents under any Company Contract, (ii) enter into any successor agreement to an expiring Company Contract that changes the terms of the expiring Company Contract in a way that is materially adverse to the Company or any of the Subsidiaries, (iii) enter into any new contract or agreement that contains a change in control provision in favor of the other party or parties thereto or that would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby, or (iv) modify, amend or enter into any new agreement that would have been considered a Company Contract if it were entered into at or prior to the date hereof or, once entered into, assign, waive, release or relinquish any material rights or claims thereunder, or grant any material consents thereunder;

(k)           enter into or renew or extend any agreements or arrangements that limit or otherwise restrict the Company or any of its Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict the Surviving Corporation or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(l)           change any method of accounting or accounting principles or practices by the Company or any of its Subsidiaries, except for any such change required by a change in GAAP or a change in applicable Law;

(m)           other than in the ordinary course of business consistent with past practice, terminate, cancel, amend or modify any material insurance policies maintained by it covering the Company or any of its Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

(n)           adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(o)           abandon, dedicate to the public, convey title to or grant licenses under (other than in the ordinary course of business consistent with past practice) any material Intellectual Property or Trade Secrets of the Company or any of its Subsidiaries;

(p)           accelerate or delay the payment of any material accounts payable or extend or make any agreement to extend, the payment terms of any material accounts receivable;

(q)           revalue in any material respect any of its assets, including writing down the value of inventory or writing down notes or accounts receivable, other than in the ordinary course of business consistent with past practice or as may be consistent with GAAP;

(r)           permit any of its Subsidiaries or Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, any non-U.S. official, in each case, in violation of the FCPA or other applicable law;

(s)           take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article VI not being satisfied or (ii) materially impair the ability of the Parties to consummate the transactions contemplated hereby in accordance with the terms hereof or materially delay such consummation; or

(t)           agree or commit to do any of the foregoing.

Section 5.02           Notification of Certain Matters.  The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of the occurrence, or failure to occur, of any event which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (b) any material failure of the Company, on the one hand, or Merger Sub or Parent, on the other hand, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties or agreements of the Parties or the conditions to the performance by the Parties hereunder.

Section 5.03           Indemnification; Directors' and Officers' Insurance.

(a)           Parent and the Company agree that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each individual who, as of the Effective Time, is a present or former director or officer of the Company or any of its Subsidiaries (each, an "Indemnified Person") as provided in the Constituent Documents of the Company or any of such Subsidiaries, in effect as of the date hereof, shall, with respect to matters occurring prior to the Effective Time, survive the Merger and continue in full force and effect after the Effective Time.  Until the sixth anniversary of the Closing Date, the Constituent Documents of the Surviving Corporation and the Constituent Documents of its Subsidiaries shall, with respect to matters occurring prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons than are set forth in the Company's Constituent Documents or in the Constituent Documents of the Surviving Corporation's Subsidiaries in effect as of the date of execution of this Agreement, and such provisions shall not be amended, repealed or otherwise modified prior to the sixth anniversary of the Effective Time in any manner that would adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring prior to the Effective Time.  Parent and the Company further agree that all rights to indemnification or advancement of expenses now existing in favor of Indemnified Persons in any indemnification agreement between such person and the Company or any of its Subsidiaries, as the case may be, or under Law shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement or Law.

(b)           Prior to the Effective Time, the Company shall purchase a fully-paid, non-cancellable "tail" policy under the Company's existing directors' and officers' insurance policy, in a form reasonably acceptable to Company and Parent (a correct and complete copy of which will be provided or made available to Parent), which (i) has an effective term of six years from the Effective Time, (ii) covers the Indemnified Persons for actions and omissions of such Indemnified Persons (in their capacities as officers and directors) occurring prior to the Effective Time and (iii) contains terms with respect to coverage and amount no less favorable than those of the applicable policy in effect on the date hereof; provided that if such "tail" policy is not available on such terms, for a period of six years after the Effective Time, the Surviving Corporation shall obtain and maintain directors and officers liability insurance policies for the Indemnified Persons with respect to matters occurring prior to the Effective Time for a period of six years from the Effective Time on terms with respect to coverage and amount no less favorable than those of the applicable policy in effect on the date hereof and from insurance providers that have the same or better ratings from A.M.  Best Company, Inc. (or its successor) as the insurance providers on the date hereof.

(c)           In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or their respective successors or assigns) assume the obligations of the Surviving Corporation (or their respective successors or assigns) as contemplated by this Section 5.03.  The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 5.03.  The provisions of this Section 5.03 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Persons.  Notwithstanding anything to the contrary, it is agreed that the rights of an Indemnified Person under this Section 5.03 shall be in addition to, and not a limitation of, any other rights such Indemnified Person may have under the Company's Constituent Documents, any other indemnification arrangements, the NYBCL or otherwise, and nothing in this Section 5.03 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Indemnified Persons under the Company's Constituent Documents, any other indemnification arrangements, the NYBCL or otherwise with respect to matters occurring prior to the Effective Time.

Section 5.04           Access and Information.  The Company shall afford to Parent and its Representatives and the Debt Financing Sources and their respective Representatives such access during normal business hours throughout the period prior to the Effective Time to the Company's books, records (including tax returns), contracts, financial and other data, properties and facilities (and, if requested by Parent, to conduct, at the sole cost of Parent, an environmental assessment of such properties and facilities), personnel, auditors, management reports and to such other information as Parent shall reasonably request.  All information obtained by the Debt Financing Sources pursuant to this Section 5.04 shall continue to be governed by the confidentiality agreements to which they are parties with the Company.  Prior to the Effective Time, the Company shall provide to Parent and its Representatives and the Debt Financing Sources and their respective Representatives, promptly when available, (i) financial statements of the Company and its Subsidiaries (including balance sheet, income statement and statement of cash flows) for each quarter and month through the Effective Time, as prepared by management (whether for internal use or otherwise), (ii) a copy of each report, schedule, registration statement and other document filed by the Company or any of its Subsidiaries after the date hereof and prior to the Effective Time pursuant to the requirements of federal or state securities laws, and (iii) any update of quarterly projections.

Section 5.05           Publicity.  Parent and the Special Committee have agreed upon the text of a press release to be issued with respect to this Agreement and the transactions contemplated hereby.  None of the Parties shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger or the other transactions contemplated hereby without the prior written consent of the other Parties, except as may be required by Law or any listing agreement with a national securities exchange to which the Company is a party (provided that, in any such event, the Company shall provide Parent a reasonable opportunity to review and comment on such public announcement); provided, however, that upon prior consultation with the other Party, each of the Parties may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by any of the Parties in compliance with this Section 5.05.

Section 5.06           Efforts to Consummate.

(a)           Subject to the terms and conditions hereof, each of the Parties hereto agrees (and shall cause its respective Subsidiaries) to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party, and to cooperate with each other in connection with the foregoing, including using its reasonable best efforts to (i) obtain all necessary Consents from other parties to material agreements, leases and other contracts, including those set forth in Section 3.04 of the Company Disclosure Letter, (ii) prepare, execute and deliver such instruments and take or cause to be taken such actions as any other party shall reasonably request, (iii) obtain all necessary Consents from Governmental Entities as are required to be obtained under any applicable Law, (iv) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby and (v) effect any necessary registrations and filings and submissions of information requested or required by Governmental Entities, including those contemplated by or required in connection with the performance of the obligations contained in Section 1.10.

(b)           The Parties shall use their respective reasonable best efforts to resist, contest or defend any suit, claim, action or proceeding (including administrative or judicial actions and proceedings) challenging the Merger or the completion of the transactions contemplated hereby.  Subject to applicable Law and the instructions of any Governmental Entity, the Parties shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by such Party or any of their respective subsidiaries, from any Governmental Entity and/or Third Party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other Party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(c)           In connection with and without limiting the generality of clause (v) of Section 5.06(a), each of the Parties hereto shall make or cause to be made, in consultation and cooperation with the others and as promptly as practicable after the date of this Agreement (but in any event, within ten (10) Business Days following the date of this Agreement), all necessary registrations, declarations, notices and filings relating to the Merger with any other Governmental Entities under any other antitrust, competition, trade regulation or similar Laws.

Section 5.07           Debt Financing Assistance.  From the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to its terms, upon the request of Parent and Merger Sub, the Company shall and shall cause its Subsidiaries and its and their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents and other representatives, at Parent's sole expense, to cooperate reasonably in connection with the arrangement and obtaining of the Financing, including (i) providing to Parent, Merger Sub and their Debt Financing Sources from time to time all financial and other pertinent information regarding the Company and its industry reasonably requested by them (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries customary for such Debt Financing or reasonably necessary for the syndication (if any) of the Debt Financing by the Debt Financing Sources), (ii) participating in a reasonable number of meetings, presentations, drafting sessions, due diligence sessions with prospective lenders and sessions with rating agencies (if any) in connection with the Debt Financing, including direct contact between senior management (with appropriate seniority and expertise) and representatives (including accountants) of the Company and its Subsidiaries, on the one hand, and the Debt Financing Sources, on the other hand, (iii) furnishing all financial statements reasonably required by the Debt Commitment Letter within the time periods specified therein, (iv) assisting with the preparation and entering into as of the Effective Time of definitive agreements with respect to the Debt Financing (including review as of any disclosure schedules related thereto for completeness and accuracy) or the amendment of any of the Company's or its Subsidiaries' currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Debt Financing, (v) assisting with the preparation of materials for rating agency presentations, offering and syndication documents (including public and private information memoranda and lender presentations), business projections and similar marketing documents required in connection with the Debt Financing and other materials to be used in connection with obtaining the Debt Financing and all documentation and other information required by the Debt Financing Sources for compliance with applicable "know your customer" and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, (vi) cooperating reasonably with the Debt Financing Sources' due diligence, (vii) executing customary authorization and management representation letters, (viii) reasonably cooperating in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive document relating to the Debt Financing (to the extent the satisfaction of such condition requires the cooperation of, and is within the control of, the Company and its Subsidiaries), including but not limited to (A) permitting, subject to appropriate confidentiality arrangements, the prospective lenders and investors to evaluate the Company's and its Subsidiaries' current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establishing bank and other accounts and security arrangements in connection with the foregoing, (ix) issuing customary representation letters to auditors and using reasonable best efforts to obtain legal opinions, surveys, title insurance, accountants' comfort letters and consents to the use of accountants' audit reports relating to the Company, (x) executing and delivering, as of the Effective Time, any guarantees, pledge and security documents, other definitive financing documents, or other certificates or documents contemplated by the Debt Commitment Letter and hedging agreements as may be reasonably requested by Parent or Merger Sub (including a customary certificate of the chief financial officer of the Company with respect to solvency matters and otherwise reasonably facilitating the pledging of collateral or provision of guarantees in connection with the Debt Financing), (xi) using reasonable best efforts to obtain such consents, approvals, authorizations and instruments which may reasonably be requested by Parent or Merger Sub to permit the consummation of the Debt Financing, including, but not limited to, collateral arrangements, including obtaining payoff letters, releases, terminations, landlord waivers and access agreements, waivers, consents, estoppels and approvals as may be required in connection therewith, (xii) using reasonable best efforts to ensure that the Debt Financing Sources benefit from the existing lending relationships of the Company and its Subsidiaries, (xiii) using its reasonable best efforts to permit any cash and marketable securities of the Company and its Subsidiaries to be made available to Parent and Merger Sub at the Effective Time, and (xiv) as of the Effective Time, taking all corporate actions necessary to authorize the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time.  The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Debt Financing, provided that such logos are used in a manner that is not intended to harm or disparage the Company, its Subsidiaries or their marks and on such other customary terms and conditions as the Company may reasonably impose.

Section 5.08           No Solicitation.

(a)           The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective Representatives to (and shall use its reasonable best efforts to cause such Persons not to), directly or indirectly (i) initiate, induce, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiry or the making, submission or announcement of any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal, (ii) approve, adopt or recommend, or propose to approve, adopt or recommend, any Takeover Proposal or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that would reasonably be expected to lead to, any Takeover Proposal, (iii) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement or breach its obligations hereunder, or propose or agree to do any of the foregoing, (iv) fail to enforce, or grant any waiver under, any standstill or similar agreement with any Person or (v) engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to the Company in connection with or in response to, or otherwise cooperate with or take any other action to facilitate any proposal that (A) constitutes, or would reasonably be expected to lead to, any Takeover Proposal or (B) requires the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement.  The Company shall, and shall direct each of its Subsidiaries and each agent or representative of any of the foregoing to, immediately cease any discussions, negotiations, or communications with any party with respect to any Takeover Proposal.  Notwithstanding the foregoing, prior to the receipt of the Company Shareholder Approval and Minority Approval, the Company or the Special Committee or its Representative may, in response to a bona fide written Takeover Proposal that did not result from a breach of this Section 5.08(a), and subject to compliance with Section 5.08(c):

(A)           contact the party that submitted such Takeover Proposal to clarify the terms and conditions thereof; and

(B)           furnish information or data with respect to the Company or any of its Subsidiaries to the Person making such Takeover Proposal and its Representatives pursuant to and in accordance with a customary confidentiality agreement, provided that (i) such confidentiality agreement shall not contain any provisions that would prevent the Company from complying with its obligation to provide the required disclosure to Parent pursuant to Section 5.08(b), and (ii) all such information provided to such Person has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person;

provided, in the case of clause (B), that the Special Committee determines in good faith, by resolution duly adopted by its members after consultation with its outside legal counsel of nationally or regionally recognized reputation (including Harter Secrest) and with its financial advisor of nationally or regionally recognized reputation (including Western Reserve), that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.  The Company shall promptly notify Parent (within two Business Days) in writing of any such determination by the Special Committee that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.  The Company shall promptly inform its Representatives of the obligations undertaken in this Section 5.08.  Without limiting the foregoing, any violation of the restrictions set forth in this Section 5.08 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.08 by the Company.

(b)           As promptly as practicable after the receipt by the Company of any Takeover Proposal or any inquiry with respect to, or that would reasonably be expected to lead to, any Takeover Proposal, and in any case within two Business Days after the receipt thereof, the Company shall provide oral and written notice to Parent of (i) such Takeover Proposal or inquiry, (ii) the identity of the Person making any such Takeover Proposal or inquiry, and (iii) the material terms (including the price) and conditions of any such Takeover Proposal or inquiry (including any amendments or modifications thereto).  The Company shall keep Parent reasonably informed on a current basis of the status of any such Takeover Proposal, including any material changes to the terms and conditions thereof, and promptly (but in any event within two Business Days after the receipt thereof) provide Parent with copies of all written or e-mail correspondence or other communications and other written materials, and summaries of all oral correspondence or other communications, sent or provided to or by the Company and its Representatives in connection with any Takeover Proposal.  The Special Committee shall promptly consider in good faith (in consultation with its outside legal counsel of nationally or regionally recognized reputation (including Harter Secrest) and with its financial advisor of nationally or regionally recognized reputation (including Western Reserve)) any proposed alteration of the terms of this Agreement or the Merger proposed by Parent in response to any Takeover Proposal.  The Company shall not take any action to exempt any Person from the restrictions on "business combinations" contained in any applicable Laws or to otherwise cause such restrictions not to apply.

(c)           Except as permitted by this Section 5.08(c) or Section 5.08(d), neither the Board of Directors nor any committee thereof (including the Special Committee) shall, directly or indirectly, (i) effect a Change in the Company Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (ii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary "stop, look and listen" communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act or (iii) approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that may reasonably be expected to lead to, any Takeover Proposal.  At any time prior to the Company Shareholder Approval and Minority Approval having been obtained, but not after, the Special Committee may, in response to a Superior Proposal or to an Intervening Event giving rise to a Superior Alternative, effect a Change in the Company Recommendation, provided that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel of nationally or regionally recognized reputation (including Harter Secrest) and with its financial advisor of nationally or regionally recognized reputation (including Western Reserve), that the failure to do so would constitute a breach of the Special Committee's fiduciary duties to the shareholders of the Company under applicable Law; provided, further, that the Special Committee may not effect a Change in the Company Recommendation pursuant to this Section 5.08(c) unless (i) the Special Committee shall have first provided prior written notice to Parent of its intention to make such Change in the Company Recommendation, at least five (5) Business Days in advance of taking such action, which notice shall include the reasonable details regarding the cause for, and nature of, the Change in the Company Recommendation, and (ii) Parent does not make, after being provided with reasonable opportunity to have good faith negotiations with the Special Committee (to the extent Parent and Merger Sub desire to have such negotiations), within five (5) Business Days of receipt of such notice, an offer that the Special Committee determines, in good faith after consultation with its legal and financial advisors, results in the applicable Takeover Proposal no longer being a Superior Proposal or the applicable Intervening Event no longer giving rise to a Superior Alternative.  In the event of any material revisions to a Superior Proposal, the Company shall be required to deliver a new notice to Parent and to comply with the requirements of this Section 5.08(c) with respect to such new written notice.

(d)           Nothing contained in this Section 5.08 shall prohibit the Company, the Board of Directors or the Special Committee from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Takeover Proposal or (ii) making any disclosure to the shareholders of the Company or taking any other action required to comply with applicable Law (including their fiduciary duties thereunder).  Any public disclosure by the Company relating to a Takeover Proposal (other than a "stop, look and listen" or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in the Company Recommendation unless the Board of Directors expressly publicly reaffirms its approval or recommendation of this Agreement and the Merger in such disclosure, or in the case of a "stop, look and listen" or similar communication, in a subsequent disclosure on or before the earlier of (i) the last day of the ten (10) business day period under Rule 14d-9(f) under the Exchange Act and (ii) two Business Days before the Company Shareholders Meeting.

(e)           For purposes of this Agreement:

"Intervening Event" means a material event, change, development, effect, occurrence or state of facts that was not known or reasonably foreseeable to the Board of Directors or the Special Committee on the date of this Agreement, and becomes known to the Board of Directors or the Special Committee before the Company Shareholder Approval and Minority Approval, provided, that (i) events, changes, developments, effects, occurrences or states of facts that occur in the ordinary course of business, including seasonal effects, changes in inventory overhead valuations and changes in commodity costs, shall not constitute Intervening Events, and (ii) in no event shall the receipt, existence of or terms of a Takeover Proposal or any inquiry relating thereto constitute an Intervening Event.

"Takeover Proposal" means any proposal or offer in respect of (i) a tender or exchange offer, merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any Subsidiary that would constitute a "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for the references to 10% therein) (any of the foregoing, a "Business Combination Transaction") with any Third Party, (ii) the Company's acquisition of any Third Party in a Business Combination Transaction in which the shareholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than 20% of the Company's outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of more than 20% of any class of its equity securities as consideration for assets or securities of a Third Party, (iii) any direct or indirect acquisition by any Third Party of 20% or more of any class of capital stock of the Company or of 20% or more of the consolidated assets of the Company and its Subsidiaries, in a single transaction or a series of related transactions or (iv) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, in each case other than the transactions contemplated by this Agreement.

"Superior Alternative" means the occurrence of one or more Intervening Events, taken as whole, as a result of which the "fair value" per share of each class of Company Stock (within the meaning of Section 910 of the NYBCL), determined by the Special Committee assuming the termination of this Agreement in accordance with Section 7.01(b)(iii) (and as of immediately following such assumed termination), would reasonably be expected to exceed the Merger Consideration.  Such determination shall be made by the Special Committee in good faith, by resolution duly adopted by it after consultation with its outside legal counsel of nationally or regionally recognized reputation (including Harter Secrest) and with its financial advisor of nationally or regionally recognized reputation (including Western Reserve)), based on the written advice of such legal counsel and financial advisor, and after taking into account the risks, probabilities and uncertainties of the effects of such Intervening Events on the business, assets (including intangible assets), condition (financial or otherwise), results of operations and prospects of the Company and its Subsidiaries, taken as a whole.

"Superior Proposal" means any bona fide written proposal or offer made by a Third Party in respect of a Business Combination Transaction involving, or any purchase or acquisition of, (i) a majority of the voting power of the Company's capital stock or (ii) a majority of the consolidated assets of the Company and its Subsidiaries, which Business Combination Transaction or other purchase or acquisition contains terms and conditions that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel of nationally or regionally recognized reputation (including Harter Secrest) and with its financial advisor of nationally or regionally recognized reputation (including Western Reserve)), based on the written advice of such legal counsel and financial advisor, would result in a transaction that (A) if consummated, would be more favorable to the Public Shareholders than the Merger and the transactions contemplated by this Agreement, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by Parent to amend the terms of this Agreement and including in each case the risks, probabilities and timing of consummation), and (B) is reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

Section 5.09           Shareholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement.  The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date hereof against the Company or any of its directors or executive officers by any shareholder of the Company relating to this Agreement, the Merger, any other transaction contemplated hereby or otherwise, without the prior written consent of Parent, which shall not be unreasonably withheld or delayed.

Section 5.10           Expenses.  Except as expressly set forth in Section 7.03, all Expenses shall be paid by the party incurring such Expenses (it being understood and agreed that Expenses associated with the printing, filing and mailing of the Proxy Statement and the Schedule 13E-3 and any amendments or supplements thereto, and the solicitation of shareholder approvals shall be borne by the Company), provided that, in the event the Closing occurs, any such Expenses incurred by Parent and its Affiliates shall be paid by the Surviving Corporation.

Section 5.11           Transfer Taxes.  Subject to the provisions of Section 2.02(b), all Transfer Taxes, including any Transfer Taxes attributable to the transfer, if any, of a controlling interest in the Real Property, incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger, shall be paid by either Parent or the Surviving Corporation and expressly shall not be a liability of any holder of Company Stock.  The Company shall cooperate with Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes, including supplying in a timely manner a complete list of all of the Real Property and any information with respect to such Real Property that is reasonably necessary to complete such Tax Returns.  The portion of the Merger Consideration allocable to the Real Property shall be determined by Parent in its reasonable discretion.

Section 5.12           Ancillary Agreements.  At the Closing, the Parties shall duly execute and deliver to each other, or cause to be duly executed and delivered, those Ancillary Agreements between them not entered into concurrently herewith.

Section 5.13           Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14           Governance Matters.  The Company shall take all reasonable action to cause, effective at the Effective Time, if requested by Parent, the resignations of such directors of the Company and/or its Subsidiaries as Parent may request.

Section 5.15           SEC Reports.  During the period prior to the Effective Time, the Company shall continue to timely file or furnish all forms, reports, statements, schedules and other materials with the SEC required to be filed or furnished pursuant to the Exchange Act or other federal securities Laws.

ARTICLE VI

CONDITIONS

Section 6.01           Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, including the Merger, are subject to the satisfaction or waiver (by mutual written consent of the Parties, except for the condition set forth in Section 6.01(b), which may not be waived in any circumstance) at or prior to the Closing of each of the following conditions:

(a)           Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)           Minority Approval.  The Minority Approval shall have been obtained.

(c)           No Order.  No court of competent jurisdiction or United States federal or state Governmental Entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that the Parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

Section 6.02           Conditions to Obligation of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the transactions contemplated by this Agreement, including the Merger, are subject to the satisfaction or waiver by Parent, on or prior to the Closing Date of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement, disregarding all qualifications and exceptions contained therein as to materiality or Material Adverse Effect, shall be true and correct (i) as of the date of this Agreement and (ii) as of the Closing Date as though made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except, in the case of each of the foregoing clauses (i) and (ii), where such failures to be true and correct, taken as a whole, have not had, and would not reasonably be expected to have, a Material Adverse Effect.  The Parent shall have received a certificate signed by an executive officer of the Company, on behalf of the Company, to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.  Parent shall have received a certificate signed by an executive officer of the Company, on behalf of the Company, to such effect.

(c)           No Material Adverse Change.  Since December 31, 2012, there shall not have been any states of facts, events, changes, effects, developments, conditions or occurrences (or, with respect to states of facts, events, changes, effects, developments, conditions, or occurrences existing prior to such date, any worsening thereof) that, when taken as a whole, have had, or would reasonably be expected to have, a Material Adverse Effect.

(d)           Tax Certification.  Parent shall have received a certification from the Company in the form prescribed by Treasury regulations under Section 1445 of the Code to the effect that the Company is not (and was not at any time during the five-year period ending on the Closing Date) a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

(e)           Dissenting Shares.  The aggregate number of Dissenting Shares shall not equal or exceed ten percent (10%) of the issued and outstanding shares of Class B Stock immediately prior to the Effective Time.

Section 6.03           Conditions to Obligations of the Company.  The obligation of the Company to effect the transactions contemplated by this Agreement, including the Merger, is subject to the satisfaction or waiver by the Company on or prior to the Closing Date, of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of Merger Sub and Parent set forth in this Agreement, disregarding all qualifications and exceptions contained therein as to materiality or Parent Material Adverse Effect, shall be true and correct (i) as of the date of this Agreement and (ii) as of the Closing Date as though made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except, in the case of each of the foregoing clauses (i) and (ii), where such failures to be true and correct, taken as a whole, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.  The Company shall have received a certificate signed by an executive officer of Parent, on behalf of Parent, to such effect.

(b)           Performance of Obligations of Merger Sub and Parent.  Each of Merger Sub and Parent shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement and the Ancillary Agreements to which it is a party at or prior to the Closing Date.  The Company shall have received a certificate signed by an executive officer of Parent, on behalf of Parent, to such effect.

(c)           Ancillary Agreements.  Each of the Ancillary Agreements shall have been executed and delivered by each party thereto (other than the Company) and shall be in full force and effect.

Section 6.04           Frustration of Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party's failure to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.06.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01           Termination.  This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether prior to or after receipt of the Company Shareholder Approval:

(a)           by mutual written consent of Parent and the Company (acting at the direction of the Special Committee);

(b)           by either Parent or the Company (with the prior approval of the Special Committee), if:

(i)           the Merger shall not have been consummated by the Termination Date; provided, that the right to terminate the Agreement in accordance with this Section 7.01(b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement (including the obligation to effect the Merger on the day specified in Section 1.02) has been the primary cause of the failure of the Merger to be consummated by such time;

(ii)           any Governmental Entity of competent jurisdiction issues an order, judgment, decision, opinion, decree or ruling or takes any other action (which the Party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve, annul, quash or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decision, opinion, decree or ruling or other action shall have become final and non-appealable, provided, that the right to terminate the Agreement in accordance with this Section 7.01(b)(ii) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the primary cause of any such order, decision, opinion, decree or other action; or

(iii)           the Company Shareholder Approval and the Minority Approval shall not have been obtained at the Company Shareholders Meeting or any adjournment or postponement thereof;

(c)           by Parent, if:

(i)           the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Termination Date or if capable of being cured, shall not have been cured within 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent, and (B) would result in a failure of any condition set forth in Sections 6.02(a) or (b), provided, that Parent's right to terminate this Agreement in accordance with this Section 7.01(c)(i) shall not be available if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)           a Change in the Company Recommendation shall have occurred;

(d)           by the Company (with the prior approval of the Special Committee), if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Parent or Merger Sub, as the case may be, prior to the Termination Date or if capable of being cured, shall not have been cured within 30 days following receipt by Parent of written notice of such breach or failure to perform from the Company and (B) would result in a failure of any condition set forth in Sections 6.03(a) or (b), provided, that the Company's right to terminate this Agreement in accordance with this Section 7.01(d) shall not be available if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

Section 7.02           Effect of Termination.  In the event of the termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of any Party, except for the provisions of this Section 7.02, Section 7.03 and Article VIII, each of which shall remain in full force and effect; provided, however, that the Company shall not be relieved or released from any liability or damages arising from a willful or intentional material breach of any provision of this Agreement prior to the time of such termination (except to the extent that such willful or intentional material breach is finally judicially determined to have been caused in whole or in part by a Principal Shareholder acting on behalf of the Company, without the approval of, and not at the direction of, the Special Committee or the Board of Directors).

Section 7.03           Expenses in the Event of Change in Company Recommendation or Termination.

(a)           Except as otherwise provided herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b)           The Company shall reimburse Parent for the Expenses of Parent (not to exceed $500,000 in the aggregate) if this Agreement is terminated in accordance with Section 7.01(c)(ii).  Any such reimbursement shall be paid by wire transfer of same day funds to an account designated by Parent within two (2) Business Days after demand therefor by Parent following the termination event giving rise to the reimbursement obligation.

(c)           Parent shall reimburse the Company for the Expenses of the Company (not to exceed $500,000 in the aggregate) if (i) this Agreement is terminated in accordance with Section 7.01(d), and (ii) at the time of such termination, (x) the Company is then ready, willing and able to consummate the Closing, (y) the conditions set forth in Section 6.02 are satisfied or waived, and (z) Parent shall have failed to consummate the Closing.  Any such reimbursement shall be paid by wire transfer of same day funds to an account designated by the Company within two (2) Business Days after demand therefor by the Company following the termination event giving rise to the reimbursement obligation.  Notwithstanding anything to the contrary contained herein (including Section 7.02), the Company's right to receive the Expense reimbursement from Parent (or the Guarantor pursuant to the Limited Guarantee in respect thereof) shall be the sole and exclusive remedy of the Company or any of its former, current or future shareholders, directors, officers, employees, representatives, agents or Affiliates (collectively, the "Company Related Parties") against Parent, Merger Sub, the Principal Shareholders, Guarantor, the parties to the Rollover Agreement and the Contribution Agreement, the Debt Financing Sources or any of their respective direct or indirect former, current or future general or limited partners, shareholders, financing sources (including Debt Financing Sources), managers, members, directors, officers, employees, representatives, agents or Affiliates (collectively, the "Parent-Related Parties") for, and the Company shall be deemed to have waived all other remedies (including equitable remedies) with respect to, any loss suffered as a result of any failure of the Merger to be consummated or for any breach by Parent or Merger Sub of its obligation to consummate the Merger (including the Debt Financing) or any representation, warranty, covenant or agreement set forth herein or for any breach by any Parent-Related Party of any representation, warranty, covenant or agreement set forth in any Ancillary Agreement, the Debt Commitment Letter or any other document executed in connection with the Debt Financing, and upon payment of such amount none of the Parent-Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Ancillary Agreements, the Debt Commitment Letter or any other document executed in connection with the Debt Financing or the transactions contemplated hereby or thereby.  For the avoidance of doubt, under no circumstances shall (A) the Company be entitled to monetary damages other than the reimbursement of Expenses (not to exceed $500,000 in the aggregate) under the circumstances set forth in this Section 7.03(c), or (B) the Company be permitted or entitled to receive any injunction, specific performance or other equitable relief.

Section 7.04           Amendment; Company Action.  This Agreement may not be amended and no waiver, consent or approval by or on behalf of the Company (or Special Committee, if applicable) may be granted except pursuant to an instrument in writing signed by or on behalf of the Company (or Special Committee, if applicable) following approval of such action by the Special Committee and signed by Parent; provided, however, that following the Company Shareholder Approval at the Company Shareholders Meeting, if applicable, no amendment may be made to this Agreement that by law requires further approval or authorization by the shareholders of the Company or Merger Sub without such further approval or authorization.  From and after the date hereof, the Board of Directors shall act solely through the Special Committee with respect to any actions of the Company to be taken with respect to this Agreement, including any amendment, modification, or waiver of this Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, Sections 7.03(c), 8.03, 8.07 and 8.10 and this Section 7.04 may not be modified in a manner adverse to any Debt Financing Source without such Debt Financing Source's prior written consent.

Section 7.05           Extension and Waiver.  At any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval and the Minority Approval at the Company Shareholders Meeting, if applicable:

(a)           the Special Committee on behalf of the Company may, but shall not be obligated to, (i) extend the time for the performance of any of the obligations or other acts of Merger Sub and Parent, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by Merger Sub or Parent pursuant hereto or (iii) waive compliance by Merger Sub or Parent with any of the agreements or with any conditions to the Company's obligations (except for the condition set forth in Section 6.01(b), which may not be waived in any circumstance).

(b)           Parent may, but shall not be obligated to, (i) extend the time for the performance of any of the obligations or other acts of the Company, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Company pursuant hereto or (iii) waive compliance by the Company with any of the agreements or with any conditions to Merger Sub or Parent's obligations (except for the condition set forth in Section 6.01(b), which may not be waived in any circumstance).

(c)           Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer.

ARTICLE VIII

MISCELLANEOUS

Section 8.01           Non-Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or the termination of this Agreement in accordance with Section 7.01, as the case may be, except that the agreements set forth in Sections 7.02, 7.03 and Article VIII shall survive termination and this Section 8.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 8.02           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by telecopy, overnight courier service or by registered or certified mail (postage prepaid, return receipt requested), to the respective Parties at the following addresses or at such addresses as shall be specified by the Parties by like notice:

(a)           If to Parent or Merger Sub:

c/o LeCaron Enterprises Corp.
P. O. Box 754
Buffalo, New York 14207-0754
Attention:  Daniel G. Keane

with a copy to (which shall not constitute notice):

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telecopier:  (212) 935-9935
Attention:  Peter J. Halasz

(b)           If to the Company:

MOD-PAC CORP.
1801 Elmwood Avenue
Buffalo, New York 14207
Telecopier:  1-800-873-1269
Attention:    David B. Lupp
                      Chief Operating Officer and
                      Chief Financial Officer

with a copy to (which shall not constitute notice):

Harter Secrest & Emery LLP, Attorneys and Counselors
Twelve Fountain Plaza, Suite 400
Buffalo, NY 14202-2293
Telecopier:  (716) 853-1617
Attention:  Anthony D. Mancinelli

(c)           If to the Special Committee:

Chairman
Special Committee of the Board of Directors
MOD-PAC CORP.
1801 Elmwood Avenue
Buffalo, New York 14207
Telecopier:  1-800-873-1269

with a copy to (which shall not constitute notice):

Harter Secrest & Emery LLP, Attorneys and Counselors
Twelve Fountain Plaza, Suite 400
Buffalo, NY 14202-2293
Telecopier:  (716) 853-1617
Attention:  Anthony D. Mancinelli

Section 8.03           Governing Law; Jurisdiction.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that mandatory provisions of federal law apply.  Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of New York and any appellate court thereof and the United States District Court for the Western District of New York and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such action except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such action or proceeding in any such courts, and (d) waives, to the fullest extent permitted by Law, the defense of any inconvenient forum to the maintenance of such action or proceeding in any such courts.  To the extent permitted by law, the Company hereby irrevocably agrees that any suit, action or other proceeding brought by it or its Affiliates against any Parent-Related Party or its Affiliates or its or their respective Representatives (including any lender agent or lender) shall be brought, heard and determined solely in such courts.  Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each of the Parties to this Agreement irrevocably consents to service of process in any such action or proceeding in the manner provided for notices in Section 8.02 of this Agreement; provided, however, that nothing in this Agreement shall affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 8.04           Entire Agreement; Assignment.  This Agreement (together with the Exhibits hereto and the Company Disclosure Letter) and the Ancillary Agreements, where applicable, contain the entire agreement among the Parties with respect to the Merger and the other transactions contemplated hereby and thereby and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to these matters.  Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void, except that each of Parent and Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, or, after the Closing, to any Affiliate of Parent, or, before or after the Closing, to any Debt Financing Sources of Parent, Merger Sub or any of their Subsidiaries, in each case, without the consent of the Company, but no such assignment shall relieve Parent of any of its obligations under this Agreement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.05           Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any terms or provisions of this Agreement in any other jurisdiction so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.06           Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limiting the generality of the foregoing".  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a person are also to its permitted successors and assigns.  All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein.  No Person is asserting the truth of any representation and warranty set forth in this Agreement; rather the parties have agreed that if any representations and warranties of any party prove untrue, the other party shall have the specific, express rights and remedies herein specified as the exclusive remedy therefor, but that no other rights, remedies or causes of action (whether in law or in equity or whether in contract or in tort) are permitted to any Party as a result of the untruth of any such representation and warranty.

Section 8.07           Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors, legal representatives and permitted assigns, and, except for the provisions of Sections 5.03, 7.03(c), 7.04, 8.03, 8.08(b) and 8.10 hereof, which shall be enforceable by the beneficiaries contemplated thereby (including, to the extent applicable, by any Debt Financing Source and any Parent-Related Party), nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except for the right of the Public Shareholders to receive the Merger Consideration under Section 1.07 following the Closing.  Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that (i) the Company derives no contractual rights, whether as third party beneficiary or otherwise, under any documents (including the Debt Commitment Letter) related to the financing of the transactions contemplated by this Agreement and shall not be entitled to enforce any documents (including the Debt Commitment Letter) against any agent, arranger, bookrunner, lender, letter of credit issuer or other source of financing for the transactions contemplated by this Agreement or any Affiliate thereof (collectively, the "Financing Group"), (ii) the Company waives and agrees not to pursue any claim (including any claim under contracts, any claim in tort and any claim for specific performance) it may have against any member of the Financing Group (or any Affiliate thereof) with respect to the failure of the financing of the transactions contemplated by this Agreement to close, (iii) no member of the Financing Group (and no Affiliate of any such member) (other than the Guarantor pursuant to the terms and conditions of the Limited Guarantee) shall have any liability to pay or satisfy any obligation of Merger Sub, Parent or their Affiliates under this Agreement and (iv) no source of financing for the transactions contemplated by this Agreement shall have any obligation to provide any such financing except in accordance with the terms and conditions of the Debt Commitment Letter or definitive documents governing such financing.

Section 8.08           Remedies.

(a)           The Company hereby agrees that irreparable harm would occur in the event any of the provisions of this Agreement were not to be performed by the Company in accordance with the terms hereof and that Parent and/or Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms hereof in addition to any other remedies to which they are entitled at Law or in equity.  The Company hereby waives any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate.  Except as otherwise provided herein, all remedies available to Parent or Merger Sub under this Agreement, at Law or otherwise, shall be deemed cumulative and not alternative or exclusive of other remedies.  The exercise by Parent and/or Merger Sub of a particular remedy shall not preclude the exercise by Parent or Merger Sub of any other remedy.

(b)           The Parties hereto further agree that (i) the current, former and prospective members of Parent and their respective Affiliates (other than Parent and Merger Sub) are not Parties to this Agreement, (ii) the Company shall not have any right to cause any monies or other assets to be contributed to Parent or Merger Sub by any current, former or prospective holder of interests in Parent or any of their respective Affiliates, trustees or beneficiaries, and (iii) the Company may not otherwise pursue any claim or seek any legal or equitable remedy in connection with this Agreement (including, for avoidance of doubt, monetary damages and specific performance) against any current, former or prospective holder of interests in Parent or any Affiliate, trustee or beneficiary thereof.

Section 8.09           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 8.10           Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF).  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.10.

Section 8.11           Definitions.  As used in this Agreement:

"Affiliate" has the meaning set forth in Rule 12(b)-2 under the Exchange Act.  As "Affiliates" is used in this Agreement, the Company and its Subsidiaries shall not be deemed to be Affiliates of the Principal Shareholders, any Family Shareholder, Parent or Merger Sub.

"Ancillary Agreements" means the Voting Agreement, the Rollover Agreement, the Contribution Agreement and the Limited Guarantee.

"Associate" has the meaning set forth in Section 912(a)(3) of the NYBCL.

"Business" means the business and operations of the Company and its Subsidiaries as currently conducted.

"Business Day" means any day on which banks are not required or authorized to close in the City of New York.

"Company Financial Statements" means the consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Reports together, in the case of year-end statements, with reports thereon by the independent auditors of the Company, including in each case a consolidated balance sheet, a consolidated statement of operations, a consolidated statement of changes in shareholders' equity and a consolidated statement of cash flows, and accompanying notes.

"Consents" means consents, approvals, waivers, authorizations, permits, filings or notifications.

"Constituent Documents" means with respect to any entity, the certificate or articles of incorporation, the by-laws of such entity or any similar charter or other organizational documents of such entity.

"Environmental Law" means any foreign, federal, state or local law, treaty, statute, rule, regulation, order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of human health, safety (as it relates to Releases of Hazardous Substances), natural resources or the environment, including laws relating to wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of Hazardous Substances.

"Environmental Permit" means any permit, license, authorization or consent required pursuant to applicable Environmental Laws.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any Person that, together with the Company or any Subsidiary of the Company, would be deemed a "single employer" within the meaning of Section 414(b), (c), (m) or (o) of the Code.

"Exchange Act" means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Excluded Shares" means shares of Company Stock held by the Family Shareholders, Family Corp., any Subsidiary of Family Corp. (including Parent and Merger Corp.), the Company or any wholly owned Subsidiary of the Company or held in the Company's treasury.

"Expenses" of a Person means all fees and expenses, including all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates), incurred by or on behalf of such Person in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Ancillary Agreements and the Debt Commitment Letter and the transactions contemplated hereby and thereby, including the preparation, printing, filing and mailing, as the case may be, of the Proxy Statement and the Schedule 13E-3 and any amendments or supplements thereto, and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

"Harter Secrest " means Harter Secrest & Emery LLP.

"Hazardous Substances" means any substance that:  (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum-derived substances or wastes, radon gas, microbial or microbiological contamination or related materials, (ii) requires investigation or remedial action pursuant to any Environmental Law, or is defined, listed or identified as a "hazardous waste," "hazardous substance," "toxic substance" or words of similar import thereunder, or (iii) is regulated under any Environmental Law.

"Indebtedness" means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (a) letters of credit issued for the benefit of local franchising authorities, or suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (b) standby letters of credit relating to workers' compensation insurance and surety bonds and (c) surety bonds and customs bonds) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

"Intellectual Property" means all trademarks, service marks, trade names, trade dress, including all goodwill associated with the foregoing, domain names, copyrights, Software, Internet Web sites, mask works and other semiconductor chip rights, moral rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, patents and patent applications, Trade Secrets, and all other intellectual property rights.

"IRS" means the U.S. Internal Revenue Service.

"Knowledge" means (i) when used with respect to Parent or Merger Sub, the actual knowledge as of the date hereof of any fact, circumstance or condition of Daniel G. Keane and (ii) when used with respect to the Company, the actual knowledge as of the date hereof of any fact, circumstance or condition of David B. Lupp.

"Law" (and with the correlative meaning "Laws") means rule, regulation, statutes, orders, ordinance, guideline, code, or other legally enforceable requirement, including but not limited to common law, state, local and federal laws or securities laws and laws of foreign jurisdictions.

"Liens" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, adverse claim, encumbrance, lien (statutory or other), other charge or security interest; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, or any capital lease having substantially the same economic effect as any of the foregoing).

"Material Adverse Effect" means any effect that is or would reasonably be expected to be, together with any other effects, materially adverse to the business, assets (including intangible assets), condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole or would reasonably be expected to materially impair the Company's ability to perform its obligations under this Agreement; provided, however, that none of the following shall be deemed to constitute or contribute to a Material Adverse Effect:  (A) any adverse effect that results from general economic or market conditions (including changes in financial, securities or currency markets, changes in prevailing interest rates or exchange rates) and that does not disproportionately affect the Company or any of the Company's Subsidiaries relative to the other participants in the industry or industry sectors in which the Company or any such Subsidiary operates, (B) any adverse effect generally affecting the industry or industry sectors in which the Company or any of the Company's Subsidiaries operates that does not disproportionately affect the Company or any of the Company's Subsidiaries relative to the other participants in the industry or industry sectors in which the Company or any such Subsidiary operates, (C) changes, after the date of this Agreement, in Law or applicable accounting regulations (including GAAP) or principles or interpretations thereof, or political, legislative or business conditions in the countries in which the Company or any of its Subsidiaries operates, that do not disproportionately affect the Company or any of the Company's Subsidiaries relative to the other participants in the industry or industry sectors in which the Company or any such Subsidiary operates, (D) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity (whether natural or man-made) or any material worsening of such conditions threatened or existing as of the date of this Agreement that do not disproportionately affect the Company or any of the Company's Subsidiaries relative to the other participants in the industry or industry sectors in which the Company or any such Subsidiary operates, (E) any failure by the Company to meet internal or published projections, forecasts or estimates of revenue, earnings or other financial or operating metrics (but not any event, condition, fact, change, occurrence or effect underlying such change or failure that is not otherwise excepted), (F) the negotiation, announcement, execution, delivery, consummation or pendency hereof or of the transactions contemplated hereby or (G) actions taken or not taken by the Company at the written request of Parent.

"NASDAQ " means NASDAQ Stock Market LLC.

"NYBCL" means the New York Business Corporation Law, as amended.

“Off-the-Shelf Software” means readily commercially available, “off-the-shelf” software, which is licensed by the Company or its Subsidiaries from third parties pursuant to a standard non-negotiable “shrink-wrap” license agreement and is generally sold for a license fee of less than $50,000.

"Order" means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal, applicable to the Company or any Subsidiary.

"Permitted Lien" means (i) any Lien for taxes, assessments and other governmental charges not yet due and payable, or, if due, not delinquent or being contested in good faith by appropriate proceedings, (ii) any Lien imposed or promulgated by Law or any Governmental Entity with respect to real property, including zoning, building, environmental or similar restrictions, (iii) any Lien that secures obligations reflected on the most recent audited balance sheet included in the Company Financial Statements or any Lien the existence of which is referred to in the notes to the most recent audited balance sheet included in the Company Financial Statements, (iv) easements, licenses, covenants, conditions, minor title defects, rights-of-way, mechanics', carriers', workmen's or repairmen's liens and other similar restrictions and encumbrances, including any other agreements, restrictions or encumbrances which would be shown on a current title report or survey or similar report or listing and any other matters of record, provided the same would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, or (v) any such Lien the existence of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

"Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

"Related Person" means any trade or business, whether or not incorporated, which, together with the Company, is or would have been at any date of determination occurring within the preceding six years, treated as a single employer under Section 414 of the Code.

"Release" means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersing, migrating, transporting, placing and the like, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

"Representatives" of a Person means the officers, directors, employees, accountants, counsel, financial advisors, consultants, financing sources and other advisors or representatives of such Person, provided, that the term "Representative", when used with respect to the Company, shall not include the Principal Shareholders.

"SEC" means the United States Securities and Exchange Commission.

"Senior Officer" means any "executive officer" of the Company, as that term is defined in Rule 3b-7 of the Exchange Act.

"Software" means any and all computer software, including application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

"Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

"Tax" (and with the correlative meaning "Taxes") means all federal, state, local or foreign net income, franchise, gross income, sales, use, ad valorem, property, gross receipts, license, capital stock, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs duties, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority, whether disputed or not.

"Tax Return" means all federal, state, local and foreign tax returns, estimates, information statements, schedules and reports relating to Taxes.

"Taxing Authority" means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

"Termination Date " means September 30, 2013; provided, however, that, if SEC Clearance of the Proxy Statement and the Schedule 13E-3 has not occurred by July 31, 2013, the Termination Date shall be October 31, 2013; and, provided, further, however, if the Company Shareholders Meeting shall not have occurred by September 30, 2013, the Termination Date shall be December 31, 2013.

"Third Party" means any Person other than the Company, Family Shareholders, Family Corp, Parent, Merger Sub or any of their Affiliates.

"Trade Secrets" means all inventions (whether or not patentable), discoveries, processes, procedures, designs, formulae, trade secrets, know-how, Software, ideas, methods, research and development, data, databases, confidential information and other proprietary or non-public information and data.

"Transfer Tax" means any stock transfer, real estate transfer, documentary, stamp, recording or other similar Tax (including interest, penalties and additions to any such Tax).

[Signatures on the following page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

As Parent:	ROSALIA CAPITAL LLC

	By:	/s/ Daniel G. Keane
		Name:	Daniel G. Keane
		Title:	President and Chief Executive Officer

As Merger Sub:	MANDAN ACQUISITION CORP.

	By:	/s/ Daniel G. Keane
		Name:	Daniel G. Keane
		Title:	President and Chief Executive Officer

As the Company:	MOD-PAC CORP.

	By:	/s/ David B. Lupp
		Name:	David B. Lupp
		Title:	Chief Operating Officer and Chief Financial Officer

Exhibit A

Daniel G. Keane

Kevin T. Keane

Elizabeth R. Keane

Leslie R. Keane

Daniel G. Keane, as custodian for the account for Stephanie R. Keane under the Uniform Gifts to Minors Act

Daniel G. Keane, as custodian for the account for Victoria M. Keane under the Uniform Gifts to Minors Act

Daniel G. Keane Descendants Trust

Elizabeth R. Keane and Kevin R. Keane, as co-Trustees under the Irrevocable Lifetime Trust Agreement dated as of October 15, 1997